EXHIBIT 13.3
MANAGEMENT’S DISCUSSION & ANALYSIS

FINANCIAL OVERVIEW - 2014
The start of 2014 was marked by slower-than-usual business activities in January and February, combined with harsh weather conditions prevailing in Québec, Ontario and the U.S. Northeast. This led to lower-than-expected sales volumes and higher energy, transportation and logistics costs in the first quarter. However, our results for the year benefited from the depreciation of the Canadian dollar against the U.S. dollar and the euro, as well as higher selling prices in our Containerboard segment, but these factors were more than offset by higher raw materials costs compared to the previous year due to increased use of virgin pulp and external purchases of containerboard parent rolls, mainly from Greenpac. In 2014, we completed several business transactions with the intention of focusing our efforts and resources on strategic core businesses that we want to grow in the future. Please refer to the 2014 Annual Report for all the details.

FINANCIAL OVERVIEW - 2015
Led by past years’ efforts and initiatives, our operating results of 2015 were the highest ever achieved on a comparable asset base as we benefited from favourable exchange rates, higher volumes and lower fibre costs. The first two quarters have been challenging for our Tissue Papers activities given the ramp-up of two new sites in the U.S., destocking efforts and production downtimes for equipment maintenance and upgrades. However, this sector showed solid results in the second half as sales and operational improvement initiatives led to better profit margins. Our Containerboard Group improved its results with higher average selling prices and lower fibre costs, and the Greenpac mill continues to improve its performance and is positively contributing to our net earnings. Our Boxboard Europe sector’s profitability decreased mainly because of higher raw materials costs for this market while our Specialty Products Group achieved strong results compared to last year resulting from lower fibre costs and favourable currency impact.

Sales increased by 8%, or $300 million, to reach $3,861 million in 2015, compared to $3,561 million in 2014. The 14% average depreciation of the Canadian dollar against the U.S. dollar largely explains this increase. Higher volumes in all of our sectors also increased sales in 2015 compared to 2014. As well, the strong average selling prices favourable impact in our containerboard activities, surpassing the negative impact of the other segments of the Corporation, also contributed to this increase in sales.

The following graphics show the breakdown of sales, before intercompany eliminations, and operating income before depreciation and amortization by business segment:

SALES BREAKDOWN[1]	OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION BREAKDOWN[2]
1 Excluding inter-segment sales and Corporate activities.
2 Excluding specific items and Corporate activities. Please refer to ’’Supplemental Information on Non-IFRS Measures’’ for a complete reconciliation.

1

For the year, the Corporation posted a net loss of $65 million, or $0.69 per common share, compared to a net loss of $147 million, or $1.57 per common share in 2014. Excluding specific items, which are discussed in detail on pages 41 to 44, we posted net earnings of $112 million during the period, or $1.18 per common share, compared to net earnings of $20 million or $0.21 per common share in 2014. The Corporation recorded an operating income of $153 million during the year, compared to $137 million in 2014. Excluding specific items, operating income stood at $236 million during the year, compared to $166 million in 2014 (see the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these amounts).

The increase of $0.88 in our net earnings per share in 2015 compared to 2014, including specific items, can be explained by the following factors:

(in Canadian dollars)
Change in specific items (see reconciliation in Supplemental information on non-IFRS measures on page 12)	$(0.09)
Change in net loss from continuing operations including non-controlling interest and normalized at a 30% income tax rate	$0.60
Withholding tax provision - North American capital structure optimization done in 2014	$0.15
Change in tax provision - Other items (see other items analysis on p.61)	$0.09
Change in share of results of associates and joint ventures - net of income taxes and change in non-controlling interest	$0.18
Change in net earnings (loss) from discontinued operations - net of income taxes	$(0.05)
Increase in net earnings per share	$0.88

FORWARD-LOOKING STATEMENTS AND SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

The following is the annual financial report and management’s discussion and analysis (“MD&A”) of the operating results and financial position of Cascades Inc.(“Cascades” or “the Corporation”), and should be read in conjunction with the Corporation’s consolidated financial statements and accompanying notes for the years ended December 31, 2015 and 2014. Information contained herein includes any significant developments as at March 10, 2016, the date on which the MD&A was approved by the Corporation’s Board of Directors. For additional information, readers are referred to the Corporation’s Annual Information Form (“AIF”), which is published separately. Additional information relating to the Corporation is also available on SEDAR at www.sedar.com.

This MD&A is intended to provide readers with the information that Management believes is required to gain an understanding of Cascades’ current results and to assess the Corporation’s future prospects. Accordingly, certain statements herein, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation, based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation’s products, the prices and availability of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. Cascades disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations. This MD&A also includes price indices, as well as variance and sensitivity analyses that are intended to provide the reader with a better understanding of the trends related to our business activities. These items are based on the best estimates available to the Corporation.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with International Financial Reporting Standards (IFRS). Unless otherwise indicated or if required in the context, the terms “we”, “our” and “us” refer to Cascades Inc. and all of its subsidiaries, joint ventures and associates. The financial information included in this analysis also contains certain data that are not measures of performance under IFRS (“non-IFRS measures”). For example, the Corporation uses net debt, working capital and working capital as a percentage of sales, return on capital employed, consolidated return on assets, operating income, operating income before depreciation and amortization and operating income before depreciation and amortization excluding specific items (OIBD or OIBD excluding specific items) as these are the measures used by Management to assess the operating and financial performance of the Corporation’s operating segments. Moreover, we believe that OIBD is a measure often used by investors to assess a corporation’s operating performance and its ability to meet debt service requirements. OIBD has limitations as an analytical tool, and should not be considered in isolation or as a substitute for an analysis of our results as reported under IFRS. These limitations include the following:

•	OIBD excludes certain income tax payments that may represent a reduction in cash available to us.

•	OIBD does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments.

•	OIBD does not reflect changes in, or cash requirements for, our working capital needs.

•	OIBD does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on our debt

•
Although depreciation and amortization expenses are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and OIBD does not reflect any cash requirements for such replacements.

•
The specific items excluded from OIBD, operating income, financing expense, net earnings (loss) and cash flow from operating activities from continuing operations mainly include charges for (reversals of) impairment of assets, restructuring gains or costs, accelerated depreciation of assets due to restructuring measures, loss on refinancing of long-term debt, deferred tax assets reversals, premiums paid on long-term debt refinancing, gains or losses on the acquisition or sale of a business unit, gains or losses on the share of results of associates and joint ventures, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, unrealized gains or losses on interest rate swaps, foreign exchange gains or losses on long-term debt, specific items of discontinued operations and other significant items of an unusual or non-recurring nature. Although we consider these items to be non-recurring and less relevant to evaluating our performance, some of them might take place in the future and will reduce the cash available to us.

Due to these limitations, OIBD should not be used as a substitute for net earnings (loss) or cash flow from operating activities from continuing operations as determined in accordance with IFRS, nor is it necessarily indicative of whether or not cash flow will be sufficient to fund our cash requirements. In addition, our definitions of OIBD may differ from those of other corporations. Any such modification or reformulation may be significant. A reconciliation of OIBD to net earnings (loss) from continuing operations and to net cash flow from operating activities from continuing operations, which we believe to be the closest IFRS performance and liquidity measure to OIBD, is outlined in the “Supplemental Information on Non-IFRS Measures” section.

2

BUSINESS DRIVERS

Cascades’ results are impacted by the fluctuations of the U.S. dollar and euro against the Canadian dollar, as well as by energy prices and the cost of raw materials.

SALES +	COSTS -
- Selling prices	- Freight
- Demand for packaging products and tissue papers	- Energy prices, mainly electricity and natural gas
- Trend towards sustainable products, mainly made of recycled fibres	- Fibre prices and availability (recycled papers, virgin pulp and woodchips) and production recipes
- Foreign exchange rates	- Foreign exchange rates
- Population growth	- Labour
- Industrial production	- Chemical product prices
- Product mix, substitution and innovation	- Capacity utilization rates and production downtime

EXCHANGE RATES	ENERGY COSTS
Cascades’ results are impacted by fluctuations of the Canadian dollar against the U.S. dollar and euro. Please refer to the "Sensitivity Table" section for more details on these impacts.

For the year 2015, the average value of the Canadian dollar lost 14% against the U.S. dollar compared to 2014. Each $0.01 change in the U.S. dollar against its Canadian counterpart has an impact of approximately $3 million on our annual OIBD.

Against the euro, the Canadian currency appreciated by 3% in 2015 compared to 2014. Each €0.02 change of the euro against the Canadian dollar has an impact of approximately $1 million on our annual OIBD.

The variation of energy costs directly impacts our results as illustrated in the "Sensitivity Table" section. It can also indirectly impact our results through its influence on other costs, such as chemical product prices, freight and other costs that are sensitive to energy prices.

With regard to energy costs, the average price of natural gas decreased by 40% in 2015 compared to the previous year.

In the case of crude oil, the average price was 49% lower in 2015 than in 2014. This decrease was caused by the oversupply on the global market.

3

SENSITIVITY TABLE1

The following table provides a quantitative estimate of the impact on Cascades’ annual OIBD of potential changes in the prices of our main products, the costs of certain raw materials and energy, as well as the CAN$/US$ exchange rate, assuming, for each price change, that all other variables remain constant. This is based on Cascades’ 2015 manufacturing and converting external shipments and consumption quantities. However, it is important to note that this table does not consider the risk management from hedging instruments used by the Corporation. In fact, Cascades’ hedging policies and portfolios (see the “Risk Factors” section) should also be considered in order to fully analyze the Corporation’s sensitivity to the highlighted factors.

With regards to the CAN$/US$ exchange rate, we do not consider Cascades’ indirect sensitivity. This sensitivity refers to the fact that some of Cascades’ selling prices and raw materials costs in Canada are based on reference prices and costs in U.S. dollars converted into Canadian dollars. In other words, the exchange rate fluctuation can have a direct influence on sales and purchases in Canada from Canadian facilities. However, because this fluctuation is difficult to measure precisely, we do not include it in the following table. It also excludes the impact of the exchange rate on the Corporation’s Canadian units’ working capital items and cash positions denominated in other currency than CAN$. The foreign exchange rates also have an impact on the translation in CAN$ of the results of our non-Canadian units.

	SHIPMENTS/CONSUMPTION (’000 SHORT TONS, ’000 MMBTU FOR NATURAL GAS)	INCREASE	OIBD IMPACT (IN MILLIONS OF CAN$)
SELLING PRICE (MANUFACTURING AND CONVERTING)[2]
North America
Containerboard	1,120	US$25/s.t.	36
Specialty Products (Industrial Packaging only)	170	US$25/s.t.	6
Tissue Papers	600	US$25/s.t.	19
	1,890		61
Europe
Boxboard	1,110	€25/s.t.	39
	3,000		100
RAW MATERIALS[2]
Recycled Papers
North America
Brown grades (OCC and others)	1,010	US$15/s.t.	(20)
Groundwood grades (ONP and others)	60	US$15/s.t.	(1)
White grades (SOP and others)	540	US$15/s.t.	(10)
	1,610		(31)
Europe
Brown grades (OCC and others)	770	€15/s.t.	(16)
Groundwood grades (ONP and others)	170	€15/s.t.	(4)
White grades (SOP and others)	90	€15/s.t.	(2)
	1,030		(22)
	2,640		(53)
Virgin pulp
North America	140	US$30/s.t.	(6)
Europe	90	€30/s.t.	(4)
	230		(10)
Natural gas
North America	8,500	US1.00/mmBtu	(12)
Europe	4,500	€1.00/mmBtu	(6)
	13,000		(18)
Exchange rate[3]
Sales less purchases in US$ from Canadian operations		CAN$/US$
		0.01 change	2
U.S. subsidiaries translation		CAN$/US$
		0.01 change	1
European subsidiaries translation		CAN$/€
		0.02 change	1

1 Sensitivity calculated according to 2015 volumes or consumption, excluding discontinued operations, with an exchange rate of CAN$/US$ 1.28 and CAN$/€ 1.42, excluding hedging programs and the impact of related expenses such as discounts, commissions on sales and profit-sharing.
2 Based on 2015 external manufacturing and converting shipments, as well as 2015 fibre and pulp consumption. Including purchases from our subsidiary Cascades Recovery.
3 As an example, from CAN$/US$ 1.28 to CAN$/US$ 1.29 and from CAN$/€ 1.42 to CAN$/€ 1.44.

4

KEY PERFORMANCE INDICATORS

In order to achieve our long-term objectives while also monitoring our action plan, we use several key performance indicators, including the following:

	2013	2014					2015
	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL
OPERATIONAL
Total shipments (in ’000 s.t.)[1]
Packaging Products
Containerboard	1,063	254	286	287	277	1,104	268	282	296	268	1,114
Boxboard Europe	1,085	290	283	257	263	1,093	296	286	266	263	1,111
Specialty Products[2]	168	41	41	41	37	160	41	44	45	40	170
	2,316	585	610	585	577	2,357	605	612	607	571	2,395
Tissue Papers	583	130	140	153	144	567	137	152	163	145	597
Total	2,899	715	750	738	721	2,924	742	764	770	716	2,992

Integration rate[3]
Containerboard	55%	55%	50%	54%	49%	52%	52%	50%	51%	54%	51%
Tissue Papers	70%	71%	70%	69%	69%	70%	68%	64%	65%	70%	67%

Manufacturing capacity utilization rate[4]
Packaging Products
Containerboard	89%	85%	93%	94%	90%	91%	91%	91%	95%	90%	92%
Boxboard Europe	95%	101%	98%	89%	91%	95%	101%	97%	91%	89%	94%
Tissue Papers	97%	90%	95%	100%	89%	93%	84%	90%	95%	89%	90%
Consolidated total	93%	93%	96%	93%	90%	93%	93%	93%	93%	89%	92%

Energy cons.[5] - GJ/ton	11.22	11.92	11.07	10.36	10.69	11.03	11.19	10.29	10.14	10.18	10.45

Work accidents[6] - OSHA frequency rate	3.2	3.3	3.5	3.5	2.9	3.3	3.0	1.9	3.1	2.6	2.6
FINANCIAL
Return on assets[7]
Packaging Products
Containerboard	11%	12%	13%	13%	13%	13%	15%	16%	18%	19%	19%
Boxboard Europe	7%	9%	10%	11%	10%	10%	10%	10%	10%	10%	10%
Specialty Products	12%	12%	12%	14%	13%	13%	14%	14%	15%	17%	17%
Tissue Papers	18%	17%	15%	13%	12%	12%	11%	11%	12%	13%	13%
Consolidated return on assets	9.3%	9.5%	9.7%	9.9%	9.4%	9.4%	9.7%	10.0%	10.8%	11.2%	11.2%
Return on capital employed[8]	4.0%	4.1%	4.2%	4.4%	4.1%	4.1%	4.4%	4.8%	5.5%	5.6%	5.6%

Working capital[9]
In millions of $, at end of period	455	526	469	460	379	379	409	428	472	406	406
% of sales[10]	12.9%	12.9%	12.7%	12.6%	12.3%	12.3%	11.9%	11.6%	11.3%	11.3%	11.3%

1 Shipments do not take into account the elimination of business sector inter-company shipments.
2 Industrial Packaging shipments only, for all periods.
3 Defined as: Percentage of manufacturing shipments transferred to our converting operations. Containerboard excludes manufacturing shipments from our North American boxboard operations.
4 Defined as: Manufacturing internal and external shipments/practical capacity. Excluding discontinued operations and Specialty Products Group manufacturing activities.
5 Average energy consumption for manufacturing mills only, excluding RdM. Not adjusted for discontinued operations.
6 Excluding RdM for all periods and Djupafors starting in Q2 2014. Including Greenpac. Not adjusted for discontinued operations.
7 Return on assets is a non-IFRS measure defined as the last twelve months’ (“LTM”) OIBD excluding specific items/LTM quarterly average of total assets. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months. Not adjusted for discontinued operations.
8 Return on capital employed is a non-IFRS measure and is defined as the after-tax (30%) amount of the LTM operating income, including our share of core joint ventures, excluding specific items, divided by the
LTM quarterly average of capital employed. Capital employed is defined as the total assets less trade and other payables. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months. Not adjusted for assets of disposal group classified as held for sale. Starting in Q1 2015, it includes our investment in Greenpac on an LTM basis. Not adjusted for discontinued
operations.
9 Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less trade and other payables. Not adjusted for assets of disposal group classified as held for sale.
Not adjusted for discontinued operations.
10 % of sales = Average LTM working capital/LTM sales. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months. Not adjusted for assets of disposal group classified as held for sale. Not adjusted for discontinued operations.

5

HISTORICAL FINANCIAL INFORMATION

	2013	2014					2015
(in millions of Canadian dollars, unless otherwise noted)	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL
Sales
Packaging Products
Containerboard	1,095	271	305	310	295	1,181	300	322	353	326	1,301
Boxboard Europe	786	232	220	193	196	841	216	202	205	202	825
Specialty Products	548	140	146	145	137	568	135	146	151	147	579
Inter-segment sales	(50)	(13)	(13)	(10)	(13)	(49)	(12)	(13)	(15)	(15)	(55)
	2,379	630	658	638	615	2,541	639	657	694	660	2,650
Tissue Papers	1,033	245	257	282	270	1,054	274	299	341	322	1,236
Inter-segment sales and Corporate activities	(42)	(12)	(5)	(11)	(6)	(34)	(3)	(6)	(9)	(7)	(25)
Total	3,370	863	910	909	879	3,561	910	950	1,026	975	3,861
Operating income (loss)
Packaging Products
Containerboard	104	22	29	34	23	108	39	41	58	32	170
Boxboard Europe	11	15	11	4	(1)	29	9	9	5	(51)	(28)
Specialty Products	16	4	(4)	8	(2)	6	5	9	6	11	31
	131	41	36	46	20	143	53	59	69	(8)	173
Tissue Papers	106	9	11	20	8	48	2	10	30	22	64
Corporate activities	(61)	(14)	(10)	(15)	(15)	(54)	(27)	(8)	(22)	(27)	(84)
Total	176	36	37	51	13	137	28	61	77	(13)	153
OIBD excluding specific items[1]
Packaging Products
Containerboard	150	31	43	46	44	164	52	55	68	56	231
Boxboard Europe	57	24	20	14	14	72	17	19	14	13	63
Specialty Products	41	8	10	12	10	40	10	14	18	16	58
	248	63	73	72	68	276	79	88	100	85	352
Tissue Papers	133	20	23	32	21	96	15	23	43	38	119
Corporate activities	(39)	(8)	(6)	(11)	(7)	(32)	(9)	(8)	(9)	(19)	(45)
Total	342	75	90	93	82	340	85	103	134	104	426
Net earnings (loss)	11	(1)	(83)	(16)	(47)	(147)	(35)	24	22	(76)	(65)
Excluding specific items[1]	29	1	7	4	8	20	17	24	49	22	112
Net earnings (loss) per common share (in dollars)
Basic	$0.11	$(0.01)	$(0.88)	$(0.17)	$(0.51)	$(1.57)	$(0.37)	$0.25	$0.24	$(0.81)	$(0.69)
Basic, excluding specific items[1]	$0.31	$0.01	$0.08	$0.04	$0.08	$0.21	$0.18	$0.25	$0.52	$0.23	$1.18
Net earnings (loss) from continuing operations per basic common share (in dollars)	$0.44	$(0.02)	$(0.23)	$(0.20)	$(0.23)	$(0.68)	$(0.39)	$0.27	$0.24	$(0.82)	$(0.70)

Cash flow from continuing operations	231	57	34	82	71	244	35	70	110	107	322

Net debt[2]	1,612	1,708	1,645	1,640	1,613	1,613	1,691	1,693	1,741	1,721	1,721
US$/CAN$ - Average	$0.97	$0.91	$0.92	$0.92	$0.88	$0.91	$0.81	$0.81	$0.76	$0.75	$0.78
EURO€/CAN$ - Average	$0.73	$0.66	$0.67	$0.69	$0.70	$0.68	$0.72	$0.74	$0.69	$0.68	$0.70
Natural Gas Henry Hub - US$/mmBtu	$3.65	$4.94	$4.67	$4.06	$4.00	$4.42	$2.98	$2.64	$2.77	$2.27	$2.67

Sources: Bloomberg and Cascades.
1 See “Forward-looking statements and supplemental information on non-IFRS measures” on page 2.
2 Defined as total debt less cash and cash equivalents. Refer to ’’Supplemental information on non-IFRS measures’’ for a reconciliation of this amount for current and comparative periods.

6

BUSINESS HIGHLIGHTS

In 2015 and 2014, the Corporation completed transactions in order to optimize its asset base and streamline its cost structure. The following transactions and announcements, which occurred in both years, should be taken into consideration when reviewing the overall or segmented analysis of the Corporation’s results.

BUSINESS CLOSURES, RESTRUCTURING AND DISPOSALS
BOXBOARD EUROPE GROUP

•
On April 9, 2014, following a consultation process with the unions, the Corporation announced the closure of its subsidiary Cascades Djupafors, located in Ronneby, Sweden, which definitively ceased its operations on June 15, 2014. Results and cash flows are classified as discontinued operations for the current and comparative periods.

SPECIALTY PRODUCTS GROUP

•
On July 9, 2014, we announced the permanent closure of our kraft paper manufacturing activities located in East Angus, Québec. On September 26, 2014, we definitively ceased operations of the mill. Results and cash flows are classified as discontinued operations for the current and comparative periods.

•
On June 30, 2014, we sold our fine papers activities to Les Entreprises Rolland, a subsidiary of H.I.G. Capital. Results and cash flows are classified as discontinued operations for the current and comparative periods.

CONTAINERBOARD GROUP

•
On December 11, 2014, the Corporation announced that it had reached an agreement for the sale of its North American boxboard manufacturing and converting assets and the transaction was closed on February 4, 2015. Results and cash flows are classified as discontinued operations for the current and comparative periods.

•
On November 27, 2013, the Corporation announced the creation of a new joint venture with Maritime Paper Products Limited in the Atlantic provinces related to our plants in St. John’s, Newfoundland, and Moncton, New Brunswick. The transaction was closed on January 31, 2014.

SIGNIFICANT FACTS AND DEVELOPMENTS
i. On November 27, 2015, the Corporation entered into an agreement for the acquisition of the 27% minority interest of Cascades Recovery for a cash consideration of $32 million, payable over a 10-year period. This transaction consolidates our leading position in the recovery and recycling activities in Canada.
ii. On July 7, 2015, the Corporation entered into an agreement with its lenders to extend and amend its existing $750 million credit facility. The amendment provides that the term of the facility is extended to July 2019. The applicable pricing grid is slightly lowered to better reflect market conditions. The other existing financial conditions are essentially unchanged.
iii. On May 19, 2015, the Corporation issued US$250 million ($305 million) aggregate principal amount of 5.75% senior notes due in 2023. The Corporation used the proceeds from this offering of notes to repurchase a total of US$250 million aggregate principal amount of 7.875% senior notes due in 2020 for a total consideration of US$250 million ($305 million). The Corporation also paid premiums of US$11 million ($13 million) to repurchase the 2020 notes as well as fees and expenses in connection with the offering and the tender offer totalling $5 million. The refinancing of these notes will reduce our future interest expense by approximately US$6 million annually.
iv. On April 17, 2015, we announced the installation of a new state-of-the-art converting line in the Candiac plant, located in Québec, for the manufacturing of high-quality paper towels. In addition, we upgraded two converting lines in Candiac and Kingsey Falls, Québec. The new line in Candiac started production in July 2015, while the improved converting lines are scheduled to begin production in the second quarter of 2016.
v. During the fourth quarter of 2014, we announced the acquisition and installation, for $13 million, of two new printing presses for the Containerboard activities in our Vaudreuil and Drummondville, Québec plants, which specialize in manufacturing corrugated packaging products. In addition, we invested $14 million in 2015, part of a global project of $26 million announced on November 3, 2015 in our Drummondville plant, for the expansion of the building and installation of a new corrugator. It officially started operating at the beginning of 2016, and should positively contribute to our results during the year.
vi. In 2014, we refinanced our 7.75% unsecured senior notes of US$500 million ($540 million) and $200 million, due in 2017 and in 2016, respectively. The Corporation issued 5.50% unsecured senior notes of US$550 million ($596 million), due in 2022, and 5.50% unsecured senior notes of $250 million, due in 2021. We allocated the proceeds of these new notes to repurchase the US$500 million ($540 million) notes due in 2017 and the $200 million notes due in 2016. The remaining amounts (US$50 million ($56 million) and $50 million) were used to pay a premium totalling $31 million plus refinancing costs of $13 million and to reduce our credit facility utilization. The refinancing of these notes reduces our future interest expense by approximately US$8 million and $6 million annually.

7

SPECIFIC ITEMS INCLUDED IN OPERATING INCOME AND NET EARNINGS (LOSS)

The Corporation incurred some specific items in 2015 and 2014 that adversely or positively affected its operating results. We believe it is useful for readers to be aware of these items, as they provide a measure of performance with which to compare the Corporation’s results between periods, notwithstanding these specific items.

The reconciliation of the specific items included in operating income (loss) by business segment is as follows:

	2015
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	170	(28)	31	64	(84)	153
Depreciation and amortization	63	34	21	55	17	190
Operating income (loss) before depreciation and amortization	233	6	52	119	(67)	343
Specific items:
Gain on acquisitions, disposals and others	(1)	—	—	—	—	(1)
Impairment charges	—	56	11	—	2	69
Restructuring costs (gain)	—	1	(5)	—	1	(3)
Unrealized loss (gain) on financial instruments	(1)	—	—	—	19	18
	(2)	57	6	—	22	83
Operating income (loss) before depreciation and amortization - excluding specific items	231	63	58	119	(45)	426
Operating income (loss) - excluding specific items	168	29	37	64	(62)	236

	2014
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	108	29	6	48	(54)	137
Depreciation and amortization	56	35	20	47	16	174
Operating income (loss) before depreciation and amortization	164	64	26	95	(38)	311
Specific items :
Impairment charges	—	7	14	—	—	21
Restructuring costs	—	1	—	1	—	2
Unrealized loss on financial instruments	—	—	—	—	6	6
	—	8	14	1	6	29
Operating income (loss) before depreciation and amortization - excluding specific items	164	72	40	96	(32)	340
Operating income (loss) - excluding specific items	108	37	20	49	(48)	166

8

LOSS (GAIN) ON ACQUISITIONS, DISPOSALS AND OTHERS
In 2015 and 2014, the Corporation recorded the following items:

(in millions of Canadian dollars)	2015	2014
Gain on disposal of property, plant and equipment	(1)	—
Class action settlement	—	5
Gain on a joint-venture contribution	—	(5)
	(1)	—

2015
In the third quarter, the Containerboard Group sold a warehouse in Québec City and recorded a gain of $1 million.

2014
On January 31, the Corporation concluded the creation of a new joint venture for converting corrugated board activities in the Atlantic provinces with Maritime Paper Products Limited (MPPL).This transaction resulted in a gain of $5 million.

In the fourth quarter, the Corporation settled a class action lawsuit that was filed against it and other North American containerboard manufacturers. Under the terms of the settlement agreement, the Corporation agreed to pay US $4.8 million into a settlement fund in return for the release of all claims of the alleged class without any admission of wrong-doing on the part of the Corporation.

IMPAIRMENT CHARGES AND RESTRUCTURING COSTS (GAIN)
In 2015 and 2014, the Corporation recorded the following impairment charges and restructuring costs (gain):

	2015		2014
(in millions of Canadian dollars)	Impairment charges	Restructuring costs (gain)	Impairment charges	Restructuring costs (gain)
Boxboard Europe Group	56	1	7	1
Specialty Products Group	11	(5)	14	—
Tissue Papers Group	—	—	—	1
Corporate activities	2	1	—	—
	69	(3)	21	2

2015
In the fourth quarter, the Boxboard Europe Group reviewed the recoverable value of its virgin boxboard mill located in France and recorded impairment charges of $42 million on fixed assets and $11 million on spare parts. In 2015, the Group also recorded impairment charges of $3 million and severance provision of $1 million related to plants closed over the past years.

Also in the fourth quarter, Corporate activities reviewed the recoverable amount of a note receivable related to the sale of a plant in 2014 and recorded an impairment charge of $2 million.

In the third quarter, the Specialty Products Group reviewed the recoverable value of one of its plant and recorded impairment charges of $10 million on fixed assets and $1 million on spare parts. Sustained difficult market conditions led to insufficient profitability to support the carrying value of these assets. As well in the third quarter,this Group proceeded with the legal restructuring of its Norcan Flexible Packaging subsidiary, which was owned at 62.1%. As a result of the restructuring, the Corporation now owns 100% of the net assets of this business through its Cascades Flexible Packaging subsidiary. The Corporation recorded a gain of $5 million on the extinguishment of some liabilities following the transaction (including $2 million attributable to non-controlling interest).

The Corporate activities segment incurred $1 million of severance costs in relation to the reorganization of its activities.

2014
In the fourth quarter, the Boxboard Europe Group reviewed the recoverable amount of its Iberica, Spain, recycled boxboard manufacturing mill and recorded impairment charges on property, plant and equipment totaling $7 million. The slow recovery of the European economic environment since the 2009 financial crisis negatively impacted the profitability of this mill. The Boxboard Europe Group also recorded severances of $1 million in relation to previous years’ plant closures.

9

In the second quarter, the Specialty Products Group recorded impairment charges of $2 million on property, plant and equipment, and the amount of $3 million on spare parts due to sustained challenging business conditions for a plant manufacturing consumer goods made from recovered plastics in its consumer products sub-segment. On September 30, the plant was sold to Laurent Lemaire, a director and major shareholder of the Corporation, at a value determined to be fair by the independent members of the Board. The independent directors of the Board reviewed all options for this business and determined that the sale to Mr. Lemaire was in the best interests of the Corporation and the employees of the consumer plastics business. In the second quarter, the Group also recorded impairment charges of $3 million on other assets.

In the fourth quarter, the Specialty Products Group reviewed the recoverable amount of its flexible film activities CGU and recorded an impairment charge of $6 million on property, plant and equipment. Sustained low shipments in this sector do not generate enough profitability to support the carrying value of property plant and equipment (see section 2015 above for the description of Norcan’s restructuring).

The Tissue Papers Group recorded severances of $1 million as part of its consumer products activities restructuring.

DERIVATIVE FINANCIAL INSTRUMENTS
In 2015, the Corporation recorded an unrealized loss of $18 million, compared to an unrealized loss of $6 million on certain financial instruments not designated for hedge accounting. The 2015 unrealized loss is mainly attributable to foreign exchange contracts’ fair value variation following the sharp depreciation of the Canadian dollar.

LOSS ON REFINANCING OF LONG-TERM DEBT
Following the refinancing of the Corporation’s 2020 unsecured senior notes on May 19, 2015, we recorded premiums of $13 million to repurchase and redeem our notes before their maturities. We also wrote-off financing costs and discounts related to the redeemed notes for a total amount of $6 million.

Following the refinancing of the Corporation’s 2016 and 2017 unsecured senior notes on June 19, 2014, we recorded premiums of $30 million to repurchase and redeem our notes before their maturities. We also wrote-off financing costs and discounts related to the existing notes, in the amount of $14 million.

INTEREST RATE SWAPS
In 2015, the Corporation recorded an unrealized loss of $1 million on interest rate swaps (nil in 2014) which is included in financing expense.

FOREIGN EXCHANGE LOSS ON LONG-TERM DEBT AND FINANCIAL INSTRUMENTS
In 2015, the Corporation recorded a loss of $91 million, compared to a loss of $30 million in 2014, on its US$-denominated debt and related financial instruments. This is composed of a loss of $76 million in 2015, compared to a loss of $27 million in 2014, on our US$-denominated long-term debt net of our net investment hedge in the U.S. and forward exchange contracts designated as hedging instruments, if any. It also includes a loss of $15 million in 2015, compared to a loss of $3 million in 2014, on foreign exchange forward contracts not designated for hedge accounting.

SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES
In September 2015, Boralex redeemed or converted all of its 6.75% convertible unsecured subordinated debentures. As a result, the Corporation’s participation in Boralex decreased to 20.29% from 27.43%, which resulted in a dilution gain of $15 million for the Corporation.

In February 2015, Boralex acquired the non-controlling interest in Boralex Europe and became its sole shareholder. The excess of amount paid over carrying value totalling $51 million was accounted for by Boralex as a decrease in net assets and retained earnings. Our $14 million share of the decrease is recorded as a loss under share of results of associates and joint ventures in the consolidated statement of earnings.

In January 2015, our associate Boralex proceeded with a public offering of common shares to repay in full a bridge loan in connection with its acquisition of Enel Green Power France SAS in December 2014. The Corporation’s participation in Boralex decreased to 27.44%, compared to 34.23% as at December 31, 2014, which resulted in a dilution gain of $9 million for the Corporation.

10

Our share of results of associates and joint ventures also includes our share of unrealized gain or loss on financial instruments of associates and joint ventures. In 2015 and in 2014, we recorded an unrealized gain of $1 million related to our associate Greenpac. In 2015, the Corporation reviewed the recoverable amount of some of its other investments and recorded impairment charges of $2 million in the share of results of associates and joint ventures in the consolidated statement of earnings (loss).

In 2014, our share of results of associates and joint ventures includes a $1 million impairment charge on assets from our joint venture Maritime Paper. Additionally, it includes $2 million in acquisition costs from our associate Boralex following its acquisition of Enel Green Power France in 2014.

PROVISION FOR INCOME TAXES

In 2015, the provision for incomes taxes includes $18 million of deferred tax assets reversal following the impairment charge on our virgin boxboard mill in France.

DISCONTINUED OPERATIONS

2015
On December 11, 2014, the Containerboard Group announced that it had reached an agreement for the sale of its boxboard activities in North America to Graphic Packaging Holding Company. The sale was completed on February 4, 2015, and the Corporation received $46 million in the first quarter. A selling price adjustment of $8 million was agreed on, of which $6 million was paid in 2015. The Corporation recorded a loss of $4 million before related income tax of $1 million in 2015.

The Containerboard Group also recorded a $4 million gain in the first quarter of 2015 on the reversal of a post-employment benefit liability, which was not part of the boxboard activities transaction, but settled as a consequence of the sale.

On June 30, 2014, we sold our fine papers activities of the Specialty Products Group to Les Entreprises Rolland, a subsidiary of H.I.G. Capital. The Corporation finalized the working capital selling price adjustment related to this transaction and recorded a $1 million gain in the second quarter of 2015 by reducing its final selling price adjustment provision to $2 million, which was paid during the third quarter. The Corporation also sold a piece of land which was not part of the transaction and recorded a $1 million reversal of impairment in the second quarter of 2015.

2014
Following the announcement of its North American boxboard activities (see above), the Containerboard Group recorded impairment charges of $2 million on intangible assets, $23 million on property, plant and equipment, and $6 million on spare parts.

In the second quarter, the Containerboard Group reviewed the recoverable value of one boxboard mill and recorded impairment charges of $12 million on property, plant and equipment, and $5 million on spare parts. In the same quarter, we also recorded impairment charges of $16 million on notes receivable related to the 2011 disposal of our U.S. boxboard activities.

In the third quarter, the Containerboard Group sold a building in connection with a closed plant and recorded a gain of $1 million. Also during the third quarter, in connection with our boxboard plants sold in 2011, we recorded a loss of $2 million related to an onerous lease contract following the bankruptcy of Fusion Paperboard.

On June 15, following the announcement made in 2013, we definitively ceased the operation of our virgin boxboard mill located in Sweden. Following the closure, we recorded an impairment charge of $4 million on spare parts and severances of $7 million. An environmental provision of $1 million was recorded as well.

On June 30, we sold our fine papers activities of the Specialty Products Group, for a cash consideration of $39 million before transaction fees of $1 million, of which $37 million was received on closing and $2 million during the third quarter. Also during the third quarter, the Corporation recorded and paid a preliminary working capital adjustment of $2 million. As a result, a loss on disposal of $43 million was recorded during the year.

On September 26, we ceased the operation of our kraft papers manufacturing activities of the Specialty Products Group located in East Angus, Québec. The closure was announced on July 9, and an impairment charge of $2 million on spare parts and restructuring costs of $4 million were recorded in the second quarter. At the same time, a curtailment gain of $9 million was recorded on the pension plan. In the fourth quarter, we recorded $1 million of closure costs for the mill.

11

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

Net loss, a performance measure defined by IFRS, is reconciled below with operating income, operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

(in millions of Canadian dollars)	2015	2014
Net loss attributable to Shareholders for the year	(65)	(147)
Net earnings attributable to non-controlling interest	9	4
Net loss (earnings) from discontinued operations	(1)	83
Provision for income taxes	40	16
Share of results of associates and joint ventures	(37)	—
Foreign exchange loss on long-term debt and financial instruments	91	30
Financing expense, interest expense on employee future benefits and loss on refinancing of long-term debt	116	151
Operating income	153	137
Specific items:
Gain on acquisitions, disposals and others	(1)	—
Impairment charges	69	21
Restructuring costs (gain)	(3)	2
Unrealized loss on financial instruments	18	6
	83	29
Operating income - excluding specific items	236	166
Depreciation and amortization	190	174
Operating income before depreciation and amortization - excluding specific items	426	340

The following table reconciles net loss and net loss per common share with net earnings excluding specific items and net earnings per common share excluding specific items:

	NET EARNINGS (LOSS)		NET EARNINGS (LOSS) PER COMMON SHARE[1]
(in millions of Canadian dollars, except amount per common share)	2015	2014	2015	2014
As per IFRS	(65)	(147)	$(0.69)	$(1.57)
Specific items:
Gain on acquisitions, disposals and others	(1)	—	$(0.01)	—
Impairment charges	69	21	$0.67	$0.13
Restructuring costs (gain)	(3)	2	$(0.03)	$0.02
Unrealized loss on financial instruments	18	6	$0.14	$0.05
Loss on refinancing of long-term debt	19	44	$0.15	$0.35
Unrealized loss on interest rate swaps	1	—	$0.01	—
Foreign exchange loss on long-term debt and financial instruments	91	30	$0.83	$0.28
Share of results of associates and joint ventures	(9)	2	$(0.07)	$0.01
Included in discontinued operations, net of tax	(2)	87	$(0.02)	$0.94
Tax effect on specific items, other tax adjustments and attributable to non-controlling interest[1]	(6)	(25)	$0.20	—
	177	167	$1.87	$1.78
Excluding specific items	112	20	$1.18	$0.21
1 Specific amounts per common share are calculated on an after-tax basis and net of the portion attributable to non-controlling interest. The $0.20 impact in 2015 is related to the $18 million deferred tax assets reversal following the revaluation of our virgin boxboard mill in France.

12

The following table reconciles cash flow from operating activities from continuing operations with operating income and operating income before depreciation and amortization:

(in millions of Canadian dollars)	2015	2014
Cash flow from operating activities from continuing operations	284	231
Changes in non-cash working capital components	38	13
Depreciation and amortization	(190)	(174)
Net income taxes paid (received)	14	(14)
Net financing expense paid	89	73
Premium paid on long-term debt refinancing	13	31
Gain on acquisitions, disposals and others	1	—
Impairment charges and restructuring costs	(64)	(21)
Unrealized loss on financial instruments	(18)	(6)
Dividend received, employee future benefits and others	(14)	4
Operating income	153	137
Depreciation and amortization	190	174
Operating income before depreciation and amortization	343	311

The following table reconciles cash flow from operating activities from continuing operations with cash flow from operating activities from continuing operations (adjusted) and cash flow from operating activities from continuing operations excluding specific items:

(in millions of Canadian dollars)	2015	2014
Cash flow from continuing operations	284	231
Changes in non-cash working capital components	38	13
Cash flow from continuing operations (adjusted)	322	244
Specific items, net of current income taxes:
Restructuring costs	2	2
Premium paid on long-term debt refinancing	13	31
Excluding specific items	337	277

The following table reconciles the total debt and the net debt with the net debt on operating income before depreciation and amortization (OIBD) excluding specific items ratio:

(in millions of Canadian dollars)	December 31, 2015	December 31, 2014
Long-term debt	1,710	1,556
Current portion of long-term debt	34	40
Bank loans and advances	37	46
Total debt	1,781	1,642
Less: Cash and cash equivalents	60	29
Net debt	1,721	1,613
OIBD excluding specific items on a last twelve months basis	426	340
Net debt / OIBD excluding specific items ratio	4.0	4.7

13

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2015, COMPARED TO THE YEAR ENDED DECEMBER 31, 2014

SALES
Sales increased by 8%, or $300 million, to reach $3,861 million in 2015, compared to $3,561 million in 2014. The 14% average depreciation of the Canadian dollar against the U.S. dollar, offset in part by the 3% average appreciation against the euro, explains $205 million of this increase. Higher volumes, especially from the tissue papers and boxboard Europe segments, increased sales by $93 million, compared to 2014. As well, higher average selling prices with the strong favourable impact in our containerboard activities, despite the negative impact of all the other segments of the Corporation, had a $15 million positive impact on sales.

Sales by geographic segment are as follows, along with the location of our plants and property, plant and equipment around the world:

Sales from (in %):	Sales to (in %):

Production units and sorting facilities (in %)[1]	Property, plant and equipment by geographic segment (in %)

1 Excluding sales offices, distribution and transportation hubs and corporate offices.
Including the main associates and joint ventures.

OPERATING INCOME FROM CONTINUING OPERATIONS
The Corporation generated an operating income of $153 million in 2015, compared to $137 million in 2014, representing an $16 million increase. The 14% depreciation of the Canadian dollar against the U.S. dollar and higher volumes positively contributed to operating income by $32 million and $31 million, respectively. The higher average selling price, as explained above, also contributed $15 million. Lower raw materials and energy costs also both contributed $12 million to the operating income. These factors were partially offset by $17 million by the other production costs, mainly higher shared-based compensation, expenses related to management employment contracts and by start-up costs for our shared services activities. Higher negative specific items recorded in 2015, compared to 2014, as explained on pages 41 to 44, and a higher depreciation expense due to the depreciation of the Canadian dollar against the US dollar, as well as the review of the estimated remaining useful life of assets which have been or will be removed from operations following recent capital investments, both negatively impacted the operating income in 2015 compared to 2014.

Excluding specific items, the operating income stood at $236 million in 2015, compared to $166 million in 2014 (see the “Supplemental Information on Non-IFRS Measures” and ’’Specific Items Included in Operating Income and Net Earnings (Loss)’’ sections for reconciliation of these amounts).

14

The main variances in sales and operating income in 2015, compared to 2014, are shown below:

Sales ($M)	Operating income ($M)

3,561
205
93
15
(5)
(8)
3,861
Sales 2014
F/X CAN$
Volume
Selling price & mix
Other intercompany eliminations
Business closures
Recovery and[5] Recycling activities
Sales 2015

137
174
29
340
32
31
15
12
12
1
(17)
426
(83)
(190)
153
2014 Operating income
Depreciation & amortization
Specific items
2014 OIBD[4]
F/X CAN$[2]
Volume
Selling price & mix
Raw materials[1]
Energy
Business closures
Other costs[3]
2015 OIBD[4]
Specific items
Depreciation & amortization
2015 Operating income

1 Raw materials: The impacts of these estimated costs are based on production costs per unit shipped externally or inter-segment, which are affected by yield, product mix changes, and purchase and transfer prices. In addition to market pulp and recycled fibre, they include purchases of external boards and parent rolls for the converting sector, and other raw materials such as plastics and woodchips.
2 F/X CAN$: The estimated impact of the exchange rate is based on the Corporation’s Canadian export sales less purchases, denominated in US$, that are impacted by exchange rate fluctuations and by our non-Canadian subsidiaries OIBD translation into CAN$. It also includes the impact of the exchange rate variation on the Corporation’s Canadian units in currency other than the CAN$
working capital items and cash positions, as well as our hedging transactions. It excludes indirect sensitivity (please refer to page 37 for more details).
3 Other costs: Other costs include the impact of variable and fixed costs based on production costs per unit shipped externally, which are affected by downtimes, efficiencies and product mix changes.
4 OIBD: Excluding specific items.
5 Recovery and Recycling activities: Given the integration of this segment among the other segments of the Corporation, our results variances are presented excluding the impact of this segment.The results variations of this segment are presented globally and separately in the waterfalls.

The operating income variance analysis by segment is shown in each business segment review (refer to pages 16 to 27).

15

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS - CONTAINERBOARD

Our Industry

U.S. containerboard industry production and capacity utilization rate [1]	U.S. containerboard inventories at box plants and mills [2]
In 2015, the U.S. containerboard production grew by 1% compared to 2014. Despite new capacity additions coming to the market during the year, the capacity utilization rate remained close to 96%.	In 2015, the average inventory level was 7% higher than in 2014 as major producers chose to increase inventories to reduce logistics costs. Weeks of supply averaged 4.3 for the year.

Canadian corrugated box industry shipments [3]	Reference prices - recovered papers (brown grade) [1]
Canadian corrugated box shipments increased for a second consecutive year. The 2% increase in 2015 compared to 2014 was mainly due to the depreciation of the Canadian dollar, which boosted demand for Canadian corrugated boxes from U.S. customers.

The average reference price of old corrugated containers no.11 (usually referred to as OCC) decreased by as much as 17% in 2015 due to a five-month West Coast port congestion and increased domestic generation, which resulted in oversupply in the domestic market.

Reference prices - containerboard [1]
The linerboard reference price remained stable for a second consecutive year in 2015. As for the corrugating medium reference price, it decreased by 3% during 2015 due to new corrugating medium production capacity coming to market in the Northeast.

1 Source: RISI
2 Source: Fibre Box Association
3 Source: Canadian Corrugated and Containerboard Association

16

Our Performance

The main variances in sales and operating income for the Containerboard Group in 2015, compared to 2014, are shown below:

Sales ($M)	Operating income ($M)

1,181
70
38
13
(1)
1,301
Sales 2014
F/X CAN$
Selling price & mix
Volume
Other intercompany eliminations
Business closures
Sales 2015

108
56
164
38
16
8
6
3
(4)
231
2
(63)
170
2014 Operating income
Depreciation & amortization
Specific items
2014 OIBD4
Selling price & mix
Raw materials1
F/X CAN$2
Energy
Volume
Business closures
Other costs3
2015 OIBD4
Specific items
Depreciation & amortization
2015 Operating income

For Notes 1 to 4, see definitions on page 15.

The Corporation incurred some specific items in 2015 and 2014 that adversely or positively affected its operating results. Please refer to pages 8 to 11 for more details and reconciliation.

17

2014	2015	Change in %

Shipments[1] (’000 s.t.)		1%
1,104	1,114

Average Selling Price
(CAN$/unit)
1,070	1,169	9%
(US$/unit)
969	914	-6%

Sales ($M)		10%
1,181	1,301

Operating income ($M)
(as reported)
108	170	57%

(excluding specific items)		56%
108	168

OIBD ($M)
(as reported)
164	233	42%
% of sales
14%	18%

(excluding specific items)
164	231	41%
% of sales
14%	18%

1 Shipments do not take into account the elimination of business sector inter-company shipments.

2 Since our participation in Greenpac is accounted for using the equity method, all transactions are accounted for as external.

Shipments increased by 1%, or 10,000 s.t., to 1,114,000 s.t. in 2015, compared to 1,104,000 s.t. in 2014. The containerboard mills’ external shipments went up by 7,000 s.t., or 2%. If not for the 14-day shutdown in the first quarter of 2014 at our Trenton mill and the fire at our Niagara Falls mill in the third quarter of 2014 and with the shipping problems that occurred in our Niagara Falls mill in the last quarter of 2015, shipments would have been lower of around 3,000 s.t. On the converting segment, shipment went up by 1% or 3,000 s.t.. Therefore, year over year, total shipments remained similar in the containerboard Group.
Also, the containerboard mills sold fewer tons internally since Greenpac mill2 is now fulfilling an important portion of our internal linerboard converting needs.

The total average selling price went up by $99, or 9%, to $1,169 per s.t. in 2015, compared to $1,070 per s.t. in 2014. The containerboard mills’ and our corrugated products plants average selling price went up respectively by 9%. Our average consolidated selling price converted in US dollar decreased by 6% since the timing of the implementation of selling price hike in the converting sub-segment did not perfectly match the variation of Canadian currency versus US dollar.

As a result, the Containerboard Group’s sales increased by $120 million, or 10%, to $1,301 million in 2015, compared to $1,181 million in 2014. Notwithstanding the sale of our two plants located in the Maritimes in the first quarter of 2014, which subtracted $1 million, all factors were positive. The 14% depreciation of the Canadian dollar added $70 million to sales and the higher average selling price and volume increase added $38 million and $13 million of sales respectively.

Excluding specific items, operating income stood at $168 million in 2015, compared to $108 million in 2014, an increase of $60 million or a 56% improvement. The improved results are mainly explained by a better average selling price denominated in Canadian dollars, which positively impacted our results by $38 million, combined with lower fibre cost and the weakness of the Canadian dollar, which added respectively $16 million and $8 million to operating income. Also, the rise of volume highlighted previously added another $3 million to operating income. Energy and freight positively impacted results by $10 million mostly because of lower fuel costs and better logistics of delivery combined with the negative impact of bad weather conditions prevailing in Québec, Ontario and the US Northeast in the first quarter of 2014. Higher depreciation and amortization subtracted $7 million of operating income compared to last year following the review of the estimated remaining useful life of assets which have been or will be removed from operations following recent capital investments. Also, higher administrative expenses mainly due to our best results and repair & maintenance negatively impacted both operating income by $5 million and $3 million respectively. Finally, when excluding the two fires at our Niagara Falls mill and Etobicoke converting plant as well as the first quarter 14-day shutdown at our Trenton mill, operating income would have been higher by approximately $6 million in 2014.

In 2015, the Containerboard Group recorded an unrealized gain of $1 million (nil in 2014) on certain financial instruments not designated for hedge accounting and a gain of $1 million on the sale of a warehouse in Québec City.

Finally, we are also recording our share of results of our associate Greenpac2 mill (59.7%). In 2015, Greenpac had a positive contribution of $20 million, compared to a $3 million negative contribution in 2014, to the share of results of associates and joint ventures.

18

PACKAGING PRODUCTS - BOXBOARD EUROPE

Our Industry

European industry’s order inflow of coated boxboard from Europe 1
In Europe, order inflows of white-lined chipboard (WLC) increased by 10% in 2015 compared to 2014. Order inflows of WLC experienced strong growth in the first eight months of the year. The WLC price was successfully increased by €20 to €30 per tonne during the summer as a result of a strong market environment and a good supply and demand balance. The first quarter of 2015 was the best quarter in the last ten years with orders of approximately 835,000 tonnes. However, WLC order inflows were lower for the latter part of the year and reached the level of 2014. For folding boxboard, order inflows were 5% higher than in 2014. Demand in all segments was good, except for the tobacco business.

Coated recycled boxboard industry’s order inflow from Europe (White-lined chipboard (WLC) - 5-week weekly moving average)	Virgin coated duplex boxboard industry’s order inflow from Europe (Folding boxboard (FBB) - 5-week weekly moving average)

Reference prices - boxboard in Europe [4]	Reference prices - recovered papers in Europe [4]
After a decrease at the beginning of 2015, recycled WLC reference prices improved throughout 2015 in major Western European countries to reach an average price slightly below the level of 2014. Virgin coated duplex reference prices dropped by €20 in January 2015 in some European countries, and then remained stable for the remainder of the year. In 2015, the average price was 3% lower than in 2014.

In 2015, recovered paper prices were more volatile than in 2014. As a result, our recovered paper reference index in Europe was about 6% higher than in 2014, with higher average prices for brown grades and lower average prices for white and groundwood grades.

1 Source: CEPI Cartonboard
2 The Cascades recycled white-lined chipboard selling prices index represents an approximation of Cascades’ recycled grade selling prices in Europe. It is weighted by country. For each country, we use an average of PPI Europe prices for white-lined chipboard.

3 The Cascades virgin coated duplex boxboard selling prices index represents an approximation of Cascades’ virgin grade selling prices in Europe. It is weighted by country. For each country, we use an average of PPI Europe prices for coated duplex boxboard.

4 Source: RISI
5 The Recovered paper index represents an approximation of Cascades’ recovered paper purchase prices in Europe. It is weighted by country. For each country, we use an average of PPI Europe prices for recovered papers. This index should only be used as a trend indicator and may differ from our actual purchasing costs and our purchase mix.

19

Our Performance

The main variances in sales and operating income (loss) for the Boxboard Europe Group in 2015, compared to 2014, are shown below:

Sales ($M)	Operating income (loss) ($M)

18
(4)
(30)
841
825
Sales 2014
Volume
Other intercompany eliminations
Business closures
Selling price & mix
F/X CAN$
Sales 2015

29
35
8
72
5
3
(1)
(3)
(4)
(9)
63
(57)
(34)
(28)
2014 Operating income
Depreciation & amortization
Specific items
2014 OIBD4
Volume
Other costs3
Business closures
Energy
F/X CAN$2
Selling price & mix
Raw materials1
2015 OIBD4
Specific items
Depreciation & amortization
2015 Operating loss

For Notes 1 to 4, see definitions on page 15.

The Corporation incurred some specific items in 2015 and 2014 that adversely or positively affected its operating results. Please refer to pages 8 to 11 for more details and reconciliation.

20

2014	2015	Change in %

Shipments[1] (’000 s.t.)		2%
1,093	1,111

Average Selling Price[2]
(CAN$/unit)
770	743	-4%
(euro€/unit)
525	523	—

Sales ($M)		-2%
841	825

Operating income (loss) ($M)
(as reported)
29	(28)	-197%

(excluding specific items)		-22%
37	29

OIBD ($M)
(as reported)
64	6	-91%
% of sales
8%	1%

(excluding specific items)
72	63	-13%
% of sales
9%	8%

1 Shipments do not take into account the elimination of business sector inter-company shipments.
2 Average selling price is a weighted average of virgin and recycled boxboard shipments.

Shipments increased by 18,000 s.t., or 2%, to 1,111,000 s.t. in 2015, compared to 1,093,000 s.t. in 2014. The recycled boxboard activities increased their shipments by 5,000 s.t., or 1%, to 947,000 s.t. in 2015, compared to 942,000 in 2014. The virgin boxboard activities increased their shipments by 13,000 s.t., or 9%, to 164,000 s.t. in 2015, compared to 151,000 in 2014.
The total average selling price went down by $27, or 4%, to $743 per s.t. in 2015, compared to $770 in 2014, resulting mainly from the 3% appreciation of the Canadian dollar against the euro. The average selling price in euros decreased by €2, to €523, in 2015, compared to €525 in 2014. The recycled boxboard activities’ average selling price is down by €2, while the virgin boxboard activities’ average selling price is down by €10 in 2015 compared to 2014. However, as the group sales had a higher proportion of virgin boxboard in 2015, which sold at a higher price per s.t., the decrease in average selling price was limited to €2.
As a result, the Boxboard Europe Group sales decreased by $16 million, or 2%, to $825 million in 2015 compared to $841 million in 2014. The 3% appreciation of the Canadian dollar against the euro explains $30 million of the decrease in sales. On the other hand, higher volumes, mostly from our virgin boxboard activities, generated $18 million in additional sales, but were partly offset by a lower average selling price of $4 million.
Excluding specific items, operating income stood at $29 million in 2015, compared to $37 million in 2014, a decrease of $8 million. In 2014, we recorded a $9 million gain resulting from energy savings certificates (’’white certificates’’) awarded by Italian authorities to our European recycled boxboard operations following an energy efficiency improvement program for the year 2013. Although we did not receive any white certificates in 2015, energy costs were only $1 million higher compared to 2014, as we benefited from lower energy prices in France and Italy. Higher raw materials costs in Europe for virgin fibres and for recycled fibres, which went up sharply in 2015, reduced the operating income by $9 million. The 3% appreciation of the Canadian dollar against the euro also impacted the operating income by $3 million. On the other hand, the higher volumes, mostly from our virgin boxboard activities and lower production costs, partly counterbalanced the decrease by $5 million and $3 million, respectively.
In the fourth quarter, the Boxboard Europe Group reviewed the recoverable value of its virgin boxboard mill located in France and recorded impairment charges of $42 million on fixed assets and $11 million on spare parts. In 2015, the Group also recorded impairment charges of $3 million and severance provision of $1 million related to plants closed over the past years.
In the fourth quarter of 2014, the Boxboard Europe Group reviewed the recoverable amount of its Iberica, Spain, recycled boxboard manufacturing mill and recorded impairment charges on property, plant and equipment totaling $7 million. This mill was sold at the beginning of 2016 for a total consideration of €4 million. The Boxboard Europe Group also recorded severances of $1 million in relation to previous years’ plant closures.

21

PACKAGING PRODUCTS - SPECIALTY PRODUCTS

Our Industry

Reference prices - market pulp [1]	Reference prices - uncoated recycled boxboard [1]
In 2015, the reference price for NBSK decreased by 5% compared to 2014 due to a strong U.S. dollar and high inventories. As for the NBHK reference price, it increased by 2% in 2015 on tight supply. Finally, the reference price for deinked pulp remained stable in 2015 compared to 2014.
In 2015, the reference price for uncoated recycled boxboard increased by 2% compared to 2014. This increase was driven by changes in supply and better demand in cartons, tubes and cores.

U.S. recycled fibre exports to China 1
The relationship between recovered paper supply and demand, particularly from Asia, plays an important role in pricing dynamics. After two consecutive years of decline, U.S. exports to China rose by 4% in 2015. Old corrugated containers and mixed groundwood grades increased by 10% and 4% respectively over 2014 while white grades and old newspapers exports decreased by 41% and 2% in 2015 compared to the previous year. The percentage of total U.S exports to China decreased by approximately 3% for a second consecutive year in 2015.

Total U.S. exports of recycled papers to China - all grades	Major grades exported by the U.S.

Chinese imports of recycled fibre 1
After a 6% decrease in 2014, total Chinese imports rebounded in 2015 with a 6% increase, as prices for recovered paper declined progressively during the second half of 2015. Chinese mills seized the opportunity and stepped up purchases. Compared to 2014, all major grades were up between 3% and 20% in 2015.

Total Chinese imports of recycled papers - all grades	Major grades imported by China

1 Source: RISI

22

Our Performance

The main variances in sales and operating income for the Specialty Products Group in 2015, compared to 2014, are shown below:

Sales ($M)	Operating income ($M)

568
28
3
(3)
(4)
(6)
(7)
579
Sales 2014
F/X CAN$
Volume
Other intercompany eliminations
Business closures
Recovery and Recycling activities[5]
Selling price & mix
Sales 2015

6
20
14
40
10
10
3
2
1
1
(2)
(7)
58
(6)
(21)
31
2014 Operating income
Depreciation & amortization
Specific items
2014 OIBD4
Raw materials1
F/X CAN$2
Volume
Recovery and Recycling activities5
Business closures
Energy
Other costs3
Selling price & mix
2015 OIBD4
Specific items
Depreciation & amortization
2015 Operating income

For Notes 1 to 5, see definitions on page 15.

The Corporation incurred some specific items in 2015 and 2014 that adversely or positively affected its operating results. Please refer to pages 8 to 11 for more details and reconciliation.

23

2014	2015	Change in %

Shipments[1] (’000 s.t.)		6%
160	170

Sales ($M)		2%
568	579

Operating income ($M)
(as reported)
6	31	417%

(excluding specific items)		85%
20	37

OIBD ($M)
(as reported)
26	52	100%
% of sales
5%	9%

(excluding specific items)
40	58	45%
% of sales
7%	10%

1 Industrial packaging shipments only. Shipments do not take into account the elimination of business sector inter-company shipments.
2 Recovery and Recycling activities: Given the integration of this segment among the other segments of the Corporation, our results variances are presented excluding the impact of that segment.
The results variations of this segment are presented globally and separately.

Shipments increased by 10,000 s.t., or 6%, to 170,000 s.t. in 2015 compared to 160,000 s.t. in 2014.

Specialty Products Group sales increased by $11 million to $579 million in 2015 compared to $568 million in 2014. The slight increase was mainly due to the 14% depreciation of the Canadian dollar against the U.S. dollar and higher volume in most of our sectors, which contributed positively by $28 million and $3 million, respectively. On the other hand, the lower average selling price in most of our sectors and the decrease in sales of our Recovery and Recycling activities2 partly offset the increase by $7 million and $6 million respectively.

Excluding specific items, operating income stood at $37 million in 2015, compared to $20 million in 2014, an increase of $17 million. A favourable exchange rate and lower raw materials costs accounted both for $10 million of the increase. As well, higher volumes in most of our sectors accounted for $3 million. These were partly offset by lower average selling price in most of our sectors for $7 million.

In the third quarter of 2015, the Specialty Products Group reviewed the recoverable value of one of its plants, and recorded impairment charges of $10 million on fixed assets and $1 million on spare parts. Also in the third quarter, the Specialty Products Group restructured its Norcan Flexible Packaging subsidiary, which was owned at 62.1%. As a result of the restructuring, the Corporation now owns 100% of the net assets of this business through its Cascades Flexible Packaging subsidiary and recorded a gain of $5 million on the extinguishment of some liabilities following the transaction (including $2 million attributable to non-controlling interest).

In 2014, the Specialty Products Group recorded impairment charges of $2 million on property, plant and equipment, and $3 million on spare parts. The Group also recorded impairment charges of $3 million on other assets. Also in 2014, the Group recorded impairment charges of $6 million on property, plant and equipment for a plant manufacturing flexible packaging in our Consumer Packaging sector.

24

TISSUE PAPERS

Our Industry

U.S. tissue paper industry production (parent rolls) and capacity utilization rate [1]	U.S. tissue paper industry converted product shipments [1]
Total parent roll production increased by 2% in 2015 compared to 2014. The average capacity utilization rate during the year remained close to the level of 2014 and 2013 at 94%, as higher demand offset the new capacity in the market.
In 2015, shipments for the retail and the away-from-home markets increased by 2% and 3%, respectively, compared to 2014.

Reference prices - parent rolls [1]	Reference prices - recovered papers (white grade) [1]
In 2015, the reference price for recycled parent rolls decreased by 5% compared to 2014, mainly due to favourable recovered paper prices. The reference price for virgin parent rolls declined by 1% during the year due to lower virgin pulp prices for NBSK.

The reference price of Sorted office papers no.37 (usually referred to as SOP) decreased by 3% in 2015 compared to 2014 due to a strong U.S. dollar that reduced exports and increased usage of virgin pulp by some tissue paper mills.

U.S. producer price index - yearly changes in converted tissue prices [2]
In the U.S., prices for retail toilet tissue remained stable in 2015 compared to 2014. Prices for industrial paper towels were slightly up while prices for retail paper towels were down on average by about 3% during the year, indicative of increased promotional activities.

1 Source: RISI
2 Source: U.S. Bureau of Labor Statistics

25

Our Performance

The main variances in sales and operating income for the Tissue Papers Group in 2015, compared to 2014, are shown below:

Sales ($M)	Operating income ($M)

1,054
136
59
(2)
(11)
1,236
Sales 2014
F/X CAN$
Volume
Business closures
Other intercompany eliminations
Selling price & mix
Sales 2015

48
47
1
96
20
16
6
(8)
(11)
119
(55)
64
2014 Operating income
Depreciation & amortization
Specific items
2014 OIBD[4]
Volume
F/X CAN$[2]
Energy
Other costs[3]
Business closures
Raw materials[1]
Selling price & mix
2015 OIBD[4]
Specific items
Depreciation & amortization
2015 Operating income

For Notes 1 to 4, see definitions on page 15.

The Corporation incurred some specific items in 2015 and 2014 that adversely or positively affected its operating results. Please refer to pages 8 to 11 for more details and reconciliation.

26

2014	2015	Change in %

Shipments[1] (’000 s.t.)		5%
567	597

Average Selling Price
(CAN$/unit)
2,004	2,069	3%
(US$/unit)
1,615	1,618	—

Sales ($M)		17%
1,054	1,236

Operating income ($M)
(as reported)
48	64	33%

(excluding specific items)		31%
49	64

OIBD ($M)
(as reported)
95	119	25%
% of sales
9%	10%

(excluding specific items)
96	119	24%
% of sales
9%	10%

1 Shipments do not take into account the elimination of business sector inter-company shipments.

Shipments increased by 30,000 s.t., or 5%, to 597,000 s.t. in 2015, compared to 567,000 s.t. in 2014. External manufacturing shipments increased by 36,000 s.t., or 22%, to 197,000 s.t. in 2015, compared to 161,000 s.t. in 2014, largely driven by the increase of paper-making capacity, which occurred during the last quarter of 2014 with the gradual start-up of our new Oregon production line. Converting shipments decreased by 6,000 s.t., or 1%, to 400,000 s.t. in 2015, compared to 406,000 s.t. in 2014. The converted shipments decrease is largely driven by the US Away-from-Home segment.

The total average selling price went up by $65, or 3%, to $2,069 per s.t. in 2015, compared to $2,004 per s.t. in 2014. The 14% depreciation of the Canadian dollar against the U.S. dollar contributed to an increase in the average selling price. This significant favourable impact was partially offset by a lower selling price for parent rolls and a higher proportion of parent rolls sold. The Retail segment was also negatively impacted by an unfavourable product mix.

As a result, the Tissue Paper Group’s sales increased by $182 million, or 17%, to $1,236 million in 2015, compared to $1,054 million in 2014. The increase in total sales was largely driven by the $136 million favourable impact of the depreciation of the Canadian dollar against the U.S. dollar combined with a positive $59 million impact of volume. The lower average selling price, as explained above, resulted in an $11 million negative impact on sales.

Excluding specific items, operating income stood at $64 million in 2015, compared to $49 million in 2014, an increase of $15 million. The performance improvement compared to 2014 was largely driven by the volume increase for $20 million and the favourable impact of the Canadian dollar depreciation for $16 million. The reduction in energy price resulted in a favourable impact of $6 million, However, the group experienced a reduction of spread of $19 million (average selling price and raw materials costs). As well, higher depreciation and amortization subtracted $8 million of operating income compared to last year following the depreciation of the Canadian dollar and the review of the estimated remaining useful life of assets which have been or will be removed from operations following recent capital investments.

As well, in 2014, the Tissue Papers Group recorded severances of $1 million as part of its consumer products activities restructuring.

27

CORPORATE ACTIVITIES

The operating loss in 2015 includes an unrealized loss of $19 million on financial instruments. Our results include $6 million of insurance reimbursements related to the 2014 fire at our Niagara Falls containerboard mill and a $9 million foreign exchange loss. Consequently to our good results and share performance in 2015, we incurred higher variable and share-based compensation expenses for $11 million. We also entered into employment contracts with some of our Senior Management members and recorded a total liability of $3 million. Finally, we incurred $1 million of severance costs in relation to the reorganization of their activities.

OTHER ITEMS ANALYSIS

DEPRECIATION AND AMORTIZATION
The depreciation and amortization expense increased by $16 million, to $190 million in 2015, compared to $174 million in 2014. The impairment charges recorded in the last twelve months decreased the depreciation and amortization expense for 2015, but have been more than offset by capital investments completed during the last twelve months and the depreciation of the Canadian dollar against the U.S. dollar, partially counterbalanced by the appreciation against the euro, which increased the depreciation expense by $5 million in 2015. Also, as a consequence of our capital investments projects and strategic initiatives, we reviewed the useful life of some assets which increased amortization by approximately $11 million in 2015.

FINANCING EXPENSE AND INTEREST ON EMPLOYEE FUTURE BENEFITS
The financing expense and interest on employee future benefits decreased by $10 million to $97 million, compared to $107 million in 2014. The depreciation of the Canadian dollar against the U.S. dollar increased the interest expense by approximately $7 million, but this factor was more than offset by the refinancing of senior notes completed in 2014 and 2015 (see the ’’Business Highlights’’ section for more details) at lower interest rates, which decreased our interest expense by approximately $12 million in 2015.

Interest expense on the employee future benefits obligation remained stable at $6 million in 2015 compared to 2014. Despite a decrease in discount rates, good investment returns in 2014 allowed interest expense on employee future benefits to remain stable in 2015.

In 2015, the Corporation recorded an unrealized loss of $1 million on interest rate swaps (nil in 2014) which is included in financing expense.

Following the refinancing of the Corporation’s unsecured senior notes due in 2020 on May 19, 2015, we recorded premiums of $13 million to repurchase and redeem our existing notes before their maturities. We also wrote-off financing costs and discounts related to the redeemed notes in the amount of $6 million. Following the refinancing of the Corporation’s unsecured senior notes on June 19, 2014, we recorded premiums of $30 million to repurchase and redeem our existing notes before their maturities. We also wrote-off financing costs and discounts related to the redeemed notes in the amount of $14 million.

PROVISION FOR INCOME TAXES
In 2015, the Corporation recorded an income tax provision of $40 million, compared to $16 million in 2014. The provision for income taxes based on the effective income tax rate differs from the recovery of income taxes based on the combined basic rate for the following reasons:

(in millions of Canadian dollars)	2015	2014
Recovery of income taxes based on the combined basic Canadian and provincial income tax rate	(4)	(12)
Adjustment of recovery of income taxes arising from the following:
Difference in statutory income tax rate of foreign operations	(4)	1
Reassessment	5	3
Reversal of deferred tax assets on tax losses	18	—
Permanent differences - others	7	22
Change in temporary differences	18	2
	44	28
Provision for income taxes	40	16

In 2015, we did not record any deferred tax on the $53 million impairment charge of our Boxboard mill in France. In addition we had to reverse deferred tax assets of $18 million following our reassessment of the value of the mill. The tax provision or recovery on the foreign exchange gain or loss on long-term debt and related financial instruments, and some of our share of results of Canadian associates and joint ventures, is calculated at the rate of capital gains.

28

As for our United States-based joint ventures and associates, which are mostly composed of the Greenpac mill, our share of results is taxed based on the statutory tax rate. Moreover, as Greenpac is a limited liability company (LLC), partners have agreed to account for it as a disregarded entity. As such, income taxes at the United States statutory tax rate are fully integrated into each partner’s consolidated income tax provision based on its respective share in the LLC, and no income tax provision is included in Greenpac’s net earnings.

The effective tax rate and income taxes are affected by the results of certain subsidiaries and joint ventures located in countries, notably the United States, France and Italy, where the income tax rate is higher than in Canada. The normal effective tax rate is expected to be in the range of 26% to 39%. In fact, the weighted-average applicable tax rate was 26.8% in 2015.

During the third quarter of 2014, we optimized our North American capital structure and incurred a one-time withholding tax, negatively affecting our provision for income taxes and net earnings by $14 million or $0.15 per share.

SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES
The share of results of associates and joint ventures is partly represented by our 20.29% interest in Boralex Inc. (“Boralex”), a Canadian public corporation that is a major producer of electricity and whose core business is the development and operation of power stations that generate renewable energy, with operations in the North-eastern United States, Canada and France. To finance its acquisition of Enel Green Power France SAS in December 2014, Boralex proceeded with the issuance of common shares in January 2015, which diluted our participation from 34.23% to 27.44%. In September 2015, Boralex redeemed or converted all of its 6.75% convertible unsecured subordinated debentures. As a result, the Corporation’s participation in Boralex decreased from 27,43% to 20.29%.

We are also recording our share (59.7%) of the results of our associate, Greenpac mill. In 2015, Greenpac had a $20 million positive contribution to our share of results of associates and joint ventures, compared to a $3 million negative contribution in 2014. No provision for income taxes is included in our Greenpac share of results, as it is a disregarded entity for tax purposes (see the ’’Provision for income taxes’’ section for more details).

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS FROM OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
Continuing operating activities generated $284 million of operating cash flow in 2015, compared to $231 million in 2014. Changes in non-cash working capital components used $38 million in liquidity in 2015, compared to $13 million in 2014. The first half of the year normally requires cash for working capital purposes, due to seasonal variations. During the first quarter of the year, we always notice an increase in pre-paid expenses and payments of year-end volume rebates. Moreover, inventory build-up normally takes place during the first half of the year for the forthcoming summer. Higher sales in 2015, especially in the second half of the year, increased the level of accounts receivable. However, actions taken since 2012 to improve our working capital of the last twelve months (LTM) as a percentage of sales continue to show positive results. As at December 31, 2015, the level of working capital as a percentage of LTM sales stands at 11.3% compared to 12.3% at the end of 2014 (14.4% at the end of 2012).

Cash flow from operating activities from continuing operations, excluding the change in non-cash working capital components, stood in 2015 at $322 million, compared to $244 million in 2014. This increase is mostly due to the increase in profitability. It also includes payments of premiums on the long-term debt refinancing of $13 million in 2015 ($31 million in 2014). Furthermore, we made tax payments of $14 million in 2015 compared to a tax reimbursement of $14 million in 2014. This cash flow measurement is significant, since it positions the Corporation to pursue its capital expenditures program and reduce its indebtedness.

INVESTING ACTIVITIES FROM CONTINUING OPERATIONS
Investment activities required total cash resources of $153 million in 2015, compared to $173 million in 2014. Capital expenditure payments accounted for $163 million in 2015, compared to $178 million in 2014. We also had proceeds from disposal totaling $4 million in 2015, compared to $7 million in 2014. Also, investments in intangible and other assets and in associated and joint ventures generated $6 million in 2015, compared to $2 million used in 2014.

29

PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT

Capital expenditure projects paid for in 2015 amounted to $163 million, compared to $178 million in 2014. New capital expenditure projects amounted to $165 million in 2015, compared to $179 million in 2014. The remaining amounts are related to the variation in purchases of property, plant and equipment included in ’’Trade and Other Payables’’ and to capital-lease acquisitions and other debt financing.

New capital expenditure projects by sector were as follows in 2015 (in $M):

The major capital projects initiated, in progress or completed in 2015 are as follows:

CONTAINERBOARD GROUP

•
$14 million investment for the expansion of the building and the installation of a new corrugator at our Drummondville, Québec, plant which will improve the quality of our products and the efficiency of the plant.

•
$9 million for which grants were awarded, at our Cabano, Québec, mill, for the installation of a new water pulp process, which will increase our return on wood-chips and reduce chemical usage and atmospheric emissions.

•	$7 million for new converting equipment at our Vaughan, Ontario, plant that will allow shorter set-up time, better productivity and improved product quality.

•	$4 million at our containerboard mill in Niagara Falls, New York to replace the recycled brown grades reception building following the fire incidents that happened in 2014.

TISSUE PAPERS GROUP

•	$17 million for a new building and new converting lines, part of the Wagram project started in 2014 in North Carolina, which will allow us to increase our production capacity.

•	$11 million to complete the installation of a second paper machine at our Oregon mill.

•	$7 million for the new state-of-the-art converting line at the Candiac, Québec, plant, for the manufacturing of high-quality paper towels.

INVESTMENTS IN INTANGIBLE, OTHER ASSETS AND ASSOCIATES AND JOINT VENTURES

The investments in intangible and other assets and in associated and joint ventures generated $6 million in 2015, compared to $2 million required in 2014. The main items associated with these amounts were as follows:

2015

•	Greenpac repaid $18 million on its bridge loan from the Corporation.

•	$8 million invested for the modernization of our financial information system to an ERP information technology system.

•	$2 million invested in our Greenpac associate following the reception of investment tax credits as required by the partnership agreement.
2014

•	Greenpac repaid $2 million on its bridge loan from the Corporation.

•	$5 million invested for the modernization of our financial information system to an ERP information technology system.

•	$1 million received from the reimbursement of notes receivable from a business sold in 2011.

30

FINANCING ACTIVITIES FROM CONTINUING OPERATIONS

DEBT REFINANCING
On May 19, 2015, the Corporation issued US$250 million ($305 million) aggregate principal amount of 5.75% senior notes due in 2023. The Corporation used the proceeds from this offering of notes to repurchase a total of US$250 million aggregate principal amount of 7.875% senior notes due in 2020 for a total consideration of US$250 million ($305 million). The Corporation also paid premiums of US$11 million ($13 million) to repurchase the 2020 notes, as well as fees and expenses in connection with the offering and the tender offer totalling $5 million.

Issuance proceeds and credit facility were used as follows:

(in millions of Canadian dollars)	2015
Debt issuance	305
Offering and tender offer fees	(5)
Refinanced debt repurchase	(305)
Premium paid on refinanced debt	(13)
Increase of credit facility	18

On July 7, 2015, the Corporation entered into an agreement with its lenders to extend and amend its existing $750 million credit facility. The amendment provides that the term of the facility is extended to July 2019, and that the applicable pricing grid is slightly lowered to better reflect market conditions. The other existing financial conditions are essentially unchanged.

In 2015, we entered into agreements to acquire the 37.9% and 27% minority interests of Norcan Flexible Packaging and Cascades Recovery, respectively, for a total amount of $5 million. The $30 million purchase price balance of Cascades Recovery is payable over a ten year period.

The Corporation redeemed 43,900 of its common shares on the open market in 2015, pursuant to a normal-course issuer bid. The Corporation also issued 1,168,349 common shares following the exercise of stock options, for an amount of $5 million. Including the $15 million in dividends paid out in 2015, financing activities from continuing operations, including debt repayment and the change in our revolving facility, required $129 million in liquidity in 2015, compared to $105 million in 2014.

CASH FLOWS FROM DISCONTINUED OPERATIONS

In 2015, the Corporation generated cash flows of $30 million from discontinued operations compared to $54 million in 2014. In 2015, the Containerboard Group sold its North American boxboard activities and received $40 million. The Specialty Products Group paid $6 million for the settlement of the pension plan of its East Angus, Québec, kraft paper mill closed in 2014. This Group also paid $2 million for the final selling price adjustment related to its fine paper activities sold in 2014 for an amount of $36 million. In 2014, all discontinued operations generated $19 million of operating cash flows before their respective sale or closure.

31

CONSOLIDATED FINANCIAL POSITION
AS AT DECEMBER 31, 2015, 2014 AND 2013

The Corporation’s financial position and ratios are as follows:

(in millions of Canadian dollars, unless otherwise noted)	December 31, 2015	December 31, 2014	December 31, 2013
Cash and cash equivalents	60	29	23
Working capital[1]	406	379	455
% of sales[2]	11.3%	12.3%	12.9%
Bank loans and advances	37	46	56
Current portion of long-term debt	34	40	39
Long-term debt	1,710	1,556	1,540
Total debt	1,781	1,642	1,635
Net debt (total debt less cash and cash equivalents)	1,721	1,613	1,612
Equity attributable to Shareholders	867	893	1,081
Non-controlling interest	96	110	113
Total equity	963	1,003	1,194
Total equity and net debt	2,684	2,616	2,806
Ratio of net debt/(total equity and net debt)	64.1%	61.7%	57.4%
Shareholders’ equity per common share (in dollars)	$9.09	$9.48	$11.52
1 Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less trade and other payables. Not adjusted for assets of disposal group classified as held for sale.
2 % of sales = Average LTM working capital/LTM sales. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months. Not adjusted for assets of disposal group classified as held for sale. Not adjusted for discontinued operations.

NET DEBT RECONCILIATION
The variances in the net debt (total debt less cash and cash equivalents) in 2015 are shown below (in M$), with the applicable financial ratios included (see the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures):

340	OIBD excluding specific items (last twelve months)	426
4.7	Net debt/OIBD excluding specific items	4.0

Liquidity available via the Corporation’s credit facilities, along with the expected cash flow generated by its operating activities, will provide sufficient funds to meet our financial obligations and to fulfill the capital expenditure program for at least the next twelve months. Capital expenditure requests for 2016 are initially approved at $186 million. This amount is subject to change, depending on the Corporation’s operating results and on general economic conditions. As at December 31, 2015, the Corporation had $499 million (net of letters of credit in the amount of $13 million) available through its $750 million credit facility.

32

EMPLOYEE FUTURE BENEFITS

The Corporation’s employee future benefits assets and liabilities amounted to $454 million and $589 million respectively as at December 31, 2015, including an amount of $105 million for post-retirement benefits other than pension plans. The pension plans include an amount of $61 million, which does not require any funding by the Corporation until it is paid to the employees. This amount is not expected to increase, as the Corporation has reviewed its benefits program to phase out some of them for future retirees.

With regard to pension plans, the Corporation’s risk is limited, since all defined benefit pension plans are closed to new employees and as less than 10% of its active employees are subject to those pension plans, while the remaining employees are part of the Corporation’s defined- contribution plans, such as group RRSPs or 401(k). Based on their balances as at December 31, 2015, 17% of the Corporation pension plans have been evaluated on December 31, 2014 (100% in 2013). Where applicable, Cascades used the measurement relief allowed by law in order to reduce the impact of its increased current contributions.

Considering the assumptions used and the asset ceiling limit, the deficit status for accounting purposes of its pension plans amounted to $36 million as at December 31, 2015, compared to $59 million in 2014. The 2015 pension plan expense was $9 million and the cash outflow was $14 million, including $7 million for closed and sold plans. Due to the good investment returns in 2015 and the change in the assumptions, the expected expense for these pension plans is $7 million in 2016. As for the cash flow requirements, these pension plans are expected to require a net contribution of approximately $7 million in 2016. Finally, on a consolidated basis, the solvency ratio of the Corporation’s pension plans has remained stable at around 100%.

COMMENTS ON THE FOURTH QUARTER OF 2015

Sales increased by $96 million, or 11%, to $975 million in the fourth quarter of 2015, compared to $879 million in the same period of 2014, resulting mainly from the 15% decrease of the Canadian dollar against the U.S. dollar and the higher average selling prices in our containerboard and tissue papers activities and accounted for $73 million and $25 million respectively.

The Corporation generated an operating loss of $13 million in the fourth quarter of 2015, compared to an operating income of $13 million in the same period of 2015, a decrease of $26 million. The reduction in operating income mainly comes from the higher specific items recorded in the fourth quarter of 2015, compared to the same period of 2014, as explained on pages 41 to 44, and higher depreciation expense due to the review of the estimated useful life of certain assets as explained on page 61. The higher average selling prices, the 15% average depreciation of the Canadian dollar against the U.S. dollar and the lower fibre costs generated a favourable impact of $25 million, $11 million and $9 million, respectively. Lower energy costs also added $5 million to the operating income. These factors were partially offset by the higher shared-based compensation, expense related to management employment contracts and by start-up costs for our shared services activities. Excluding specific items, the operating income stood at $47 million in the fourth quarter of 2015, compared to $38 million in the same period of 2014.

In the fourth quarter of 2015, the following specific items before income taxes impacted our results:

•	a $75 million impairment charge (including $18 million of deferred income tax assets reversal) mainly on the assets of our virgin boxboard mill in France;

•	a $1 million gain related to restructuring measures charges reversal;

•	a $4 million unrealized loss on derivative financial instruments;

•	a $23 million foreign exchange loss on long-term debt and financial instruments;

•	a $3 million loss related to the share of results of associates, joint-ventures.

Net earnings excluding specific items amounted to $22 million, or $0.23 per share, in the fourth quarter of 2015, compared to $8 million, or $0.08 per share, for the same period of 2014. Including specific items, the net loss stood at $76 million, or $0.81, per share in the fourth quarter of 2015, compared to a net loss of $47 million, or $0.51 per share, for the same period of 2014.

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The reconciliation of the specific items included in operating income (loss) by business segment is as follows:

	For the 3-month period ended December 31, 2015
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	32	(51)	11	22	(27)	(13)
Depreciation and amortization	23	9	5	16	4	57
Operating income (loss) before depreciation and amortization	55	(42)	16	38	(23)	44
Specific items :
Impairment charges	—	55	—	—	2	57
Restructuring gain	—	—	—	—	(1)	(1)
Unrealized loss on financial instruments	1	—	—	—	3	4
	1	55	—	—	4	60
Operating income (loss) before depreciation and amortization - excluding specific items	56	13	16	38	(19)	104
Operating income (loss) - excluding specific items	33	4	11	22	(23)	47

	For the 3-month period ended December 31, 2014
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	23	(1)	(2)	8	(15)	13
Depreciation and amortization	15	7	6	12	4	44
Operating income (loss) before depreciation and amortization	38	6	4	20	(11)	57
Specific items :
Loss on acquisitions, disposals and others	5	—	—	—	—	5
Impairment charges	—	7	6	—	—	13
Restructuring costs	—	1	—	1	—	2
Unrealized loss on financial instruments	1	—	—	—	4	5
	6	8	6	1	4	25
Operating income (loss) before depreciation and amortization - excluding specific items	44	14	10	21	(7)	82
Operating income (loss) - excluding specific items	29	7	4	9	(11)	38

The main variances in sales and operating income (loss) in the fourth quarter of 2015, compared to the same period of 2014, are shown below:

Sales ($M)	Operating income (loss) ($M)

879
73
25
1
(1)
(2)
975
Sales Q4 2014
F/X CAN$
Selling price & mix
Recovery and Recycling activities[5]
Business closures
Other intercompany eliminations
Volume
Sales Q4 2015

13
44
25
82
25
11
9
5
(1)
(27)
104
(60)
(57)
(13)
Q4 2014 Operating income
Depreciation & amortization
Specific items
2014 OIBD[4]
Selling price & mix
F/X CAN$[2]
Raw materials[1]
Energy
Business closures
Volume
Other costs[3]
2015 OIBD[4]
Specific items
Depreciation & amortization
Q4 2015 Operating loss

For Notes 1 to 5, see definitions on page 15.

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NEAR-TERM OUTLOOK

The year 2015 was better than the previous year in all respects. Moreover, the favourable environment that contributed to these results still prevails and should allow us to deliver a similar performance during the coming year.

We do not foresee a significant strengthening of the Canadian dollar and we are not expecting major increases in the price of recycled fibres. In addition to this, the decrease in the cost of certain of our inputs such as gas, oil and chemical products remains positive for us. These favourable conditions will allow us to accelerate initiatives to continue improving our asset base. Accordingly, we will slightly increase our capital expenditures this year. In the containerboard and tissue paper markets, we want to expand our converting operations south of the border. It is also our intention to increase our consumer product packaging capacity in the Specialty Products Group. In addition, we will pursue initiatives to improve our internal processes and reinforce our customer-centric approach. Notwithstanding the slight increase in capital expenditures, we will continue to direct a significant portion of our free cash flow to debt reduction.

CAPITAL STOCK INFORMATION

As at December 31, 2015, issued and outstanding capital stock consisted of 95,310,923 common shares (94,186,474 as at December 31, 2014), and 5,262,796 stock options were issued and outstanding (6,432,328 as at December 31, 2014). In 2015, the Corporation redeemed 43,900 common shares, 462,644 options were granted, 1,168,349 options were exercised and 463,827 options expired or were forfeited. As at March 10, 2016, issued and outstanding capital stock consisted of 95,358,629 common shares and 5,215,090 stock options.

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

The Corporation’s principal contractual obligations and commercial commitments relate to outstanding debt, operating-leases and obligations for its pension and post-employment benefit plans. The following table summarizes these obligations as at December 31, 2015:

CONTRACTUAL OBLIGATIONS

Payment due by period (in millions of Canadian dollars)	TOTAL	LESS THAN A YEAR	BETWEEN 1-2 YEARS	BETWEEN 2-5 YEARS	OVER 5 YEARS
Long-term debt and capital-leases, including capital and interest	2,298	122	119	547	1,510
Operating leases	74	24	15	24	11
Pension plans and other post-employment benefits[1]	1,142	36	36	113	957
Total contractual obligations	3,514	182	170	684	2,478
1 These amounts represent all the benefits payable to current members during the following years and thereafter without limitations. The majority of benefit payments are payable from trustee-administered funds. The difference will come from future investment returns expected on plan assets and future contributions that will be made by the Corporation for services rendered after December 31, 2015.

TRANSACTIONS WITH RELATED PARTIES

The Corporation has also entered into various agreements with its joint-venture partners, significantly influenced companies and entities that are affiliated with one or more of its directors, for the supply of raw materials, including recycled paper, virgin pulp and energy, as well as the supply of unconverted and converted products, and other agreements entered into in the normal course of business. Aggregate sales by the Corporation to its joint-venture partners and other affiliates totaled $145 million and $136 million for 2015 and 2014 respectively. Aggregate sales to the Corporation from its joint-venture partners and other affiliates came to $197 million and $181 million for 2015 and 2014 respectively.

Starting in June 2013, the Corporation entered into a take-or-pay agreement with its associate Greenpac. For a period of eight years, the Corporation has the obligation to purchase a minimum quantity of 340,000 short tons per year from Greenpac. If the Corporation fails to purchase the minimum quantity, it must compensate Greenpac for the lost gross margin on those short tons. Included in commitments in Note 27 is the minimum amount to be paid to Greenpac, which corresponds to the potential lost gross margin on 340,000 tons.

On September 30, 2014, the Corporation sold a plant manufacturing consumer goods made from recovered plastics in its Specialty Products Group, to Laurent Lemaire, a director and major shareholder of the Corporation, at a value determined to be fair by the independent members of the Board. The independent directors of the Board reviewed all options for this business and determined that the sale to Mr. Lemaire was in the best interests of the Corporation and the employees of the consumer plastics business.

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CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

RECENT IFRS PRONOUNCEMENTS NOT YET ADOPTED

IFRS 15 — REVENUE RECOGNITION
In May 2014, the International Accounting Standards Board (IASB) issued IFRS 15 - Revenue from Contracts with Customers. IFRS 15 replaces all previous revenue recognition standards, including IAS 18 - Revenue, and related interpretations such as IFRIC 13 - Customer Loyalty Programs. The standard sets out the requirements for recognizing revenue. Specifically, the new standard introduces a comprehensive framework with the general principle being that an entity recognizes revenue to depict the transfer of promised goods and services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard introduces more prescriptive guidance than was included in previous standards and may result in changes in classification and disclosure in addition to changes in the timing of recognition for certain types of revenues. The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. At this time, the Corporation is reviewing the impact that this standard will have on its consolidated financial statements.

IFRS 9 — FINANCIAL INSTRUMENTS
In July 2014, the IASB released the final version of IFRS 9, Financial Instruments. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models for debt instruments in IAS 39, Financial Instruments: Recognition and Measurement, with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are recognized either at fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss insofar as they do not clearly represent a return on investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely. Requirements for financial liabilities carry forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in the statement of other comprehensive income. It also includes guidance on hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Corporation is currently evaluating the impact of the standard on its consolidated financial statements.

IFRS 16 — LEASES
In January 2016, the IASB released IFRS 16, Leases, which supersedes IAS 17, Leases, and the related interpretations on leases: IFRIC 4, Determining whether an arrangement contains a lease, SIC 15, Operating Leases - Incentives and SIC 27, Evaluating the substance of transactions in the legal form of a lease. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for companies that also apply IFRS 15, Revenue from Contracts with Customers. The Corporation is currently evaluating the impact of the standard on its consolidated financial statements.

IAS 1 - PRESENTATION OF FINANCIAL STATEMENTS
In December 2014, the IASB issued amendments to IAS 1, Presentation of Financial Statements (IAS 1 amendments). The IAS 1 amendments provide guidance on the application of judgment in the preparation of financial statements and disclosures. The IAS 1 amendments are effective for annual periods beginning on or after January 1, 2016, and therefore the Corporation will apply these amendments in the first quarter of 2016. The Corporation does not expect any significant impact on its consolidated financial statements disclosures as a result of adopting these amendments.

IAS 7 - STATEMENT OF CASH FLOWS
In January 2016, the IASB published amendments to IAS 7, Statement of Cash Flows. The amendments are intended to clarify IAS 7 to improve information provided to users of financial statements about an entity’s financing activities. They are effective for annual periods beginning on or after January 1, 2017, with earlier application being permitted. The Corporation is currently evaluating the impact of IAS 7 on its consolidated financial statements.

IAS 12 - INCOME TAXES
In February 2016, the IASB issued amendments to IAS 12, Income Taxes regarding the recognition of deferred tax assets for unrealized losses, effective for annual periods beginning on or after January 1, 2017. The amendments clarify how to account for deferred tax assets related to debt instruments measured at fair value. The Corporation is currently evaluating the impact of these amendments on its consolidated financial statements.

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CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS
The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and disclosure of contingencies at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. On a regular basis and with the information available, Management reviews its estimates, including those related to environmental costs, employee future benefits, collectability of accounts receivable, financial instruments, contingencies, income taxes, useful life and residual value of property, plant and equipment and impairment of property, plant and equipment and intangible assets. Actual results could differ from those estimates. When adjustments become necessary, they are reported in earnings in the period in which they occur.

A. IMPAIRMENT OF LONG-LIVED ASSETS, INTANGIBLE ASSETS AND GOODWILL
In determining the recoverable amount of an asset or a CGU, the Corporation uses several key assumptions, based on external information on the industry when available, and including estimated production levels, selling prices, volume, raw materials costs, foreign exchange rates, growth rates, discounting rates and capital spending.

The Corporation believes its assumptions are reasonable. Based on available information at the assessment date, however these assumptions involve a high degree of judgment and complexity. Management believes that the following assumptions are the most susceptible to change and therefore could impact the valuation of the assets in the next year.

DESCRIPTION OF SIGNIFICANT IMPAIRMENT TESTING ASSUMPTIONS (see Notes 5 and 24)

GROWTH RATES
The assumptions used were based on the Corporation’s internal budget. Revenues, operating margins and cash flows were projected for a period of five years, and a perpetual long-term growth rate was applied thereafter. In arriving at its forecasts, the Corporation considered past experience, economic trends such as gross domestic product growth and inflation, as well as industry and market trends.

DISCOUNT RATES
The Corporation assumed a discount rate in order to calculate the present value of its projected cash flows. The discount rate represents a weighted average cost of capital ("WACC") for comparable companies operating in similar industries of the applicable CGU, group of CGUs or reportable segment, based on publicly available information.

FOREIGN EXCHANGE RATES
Foreign exchange rates are determined using the financial institutions’ average forecast for the first two years of forecasting. For the following three years, the Corporation uses the last five years’ historical average of the foreign exchange rate. Terminal rate is based on historical data of the last 20 years and adjusted to reflect management’s best estimate.

Considering the sensitivity of the key assumptions used, there is measurement uncertainty, since adverse changes in one or a combination of the Corporation’s key assumptions could cause a significant change in the carrying amounts of these assets.

B. INCOME TAXES
The Corporation is required to estimate the income taxes in each jurisdiction in which it operates. This includes estimating a value for existing tax losses based on the Corporation’s assessment of its ability to use them against future taxable income before they expire. If the Corporation’s assessment of its ability to use the tax losses proves inaccurate in the future, more or less of the tax losses might be recognized as assets, which would increase or decrease the income tax expense and, consequently, affect the Corporation’s results in the relevant year.

C. EMPLOYEE BENEFITS
The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on years of service and Management’s best estimate of expected plan investment performance, salary escalations, retirement ages of employees and expected healthcare costs. The accrued benefit obligation is evaluated using the market interest rate at the evaluation date. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. All assumptions are reviewed annually.

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CRITICAL JUDGMENTS IN APPLYING THE CORPORATION’S ACCOUNTING POLICIES

SUBSIDIARIES AND EQUITY ACCOUNTED INVESTMENTS
Significant judgment is applied in assessing whether certain investment structures result in control, joint control or significant influence over the operations of the investment. Management’s assessment of control, joint control or significant influence over an investment will determine the accounting treatment for the investment. The Corporation has a 59.7% interest in an associate ("Greenpac"). Greenpac’s Shareholders agreement requires a majority of 80% for all decision-making related to relevant activities. Consequently, the Corporation does not have the power over relevant activities of Greenpac and its participation is accounted for as an associate.

CONTROLS AND PROCEDURES

EVALUATION OF THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES, AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Corporation’s President and Chief Executive Officer, and its Vice-President and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (DC&P), and internal controls over financial reporting (ICFR) as defined in National Instrument 52-109, “Certification of Disclosure in Issuer’s Annual and Interim Filings”, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The DC&P have been designed to provide reasonable assurance that material information relating to the Corporation is made known to the President and Chief Executive Officer, and the Vice-President and Chief Financial Officer by others, and that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by the Corporation under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have concluded, based on their evaluation, that the Corporation’s DC&P were effective as at December 31, 2015, providing reasonable assurance that material information related to the issuer is made known to them by others within the Corporation.

The President and Chief Executive Officer, and the Vice-President and Chief Financial Officer have assessed the effectiveness of the ICFR as at December 31, 2015, based on the control framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework). Based on this assessment, they have concluded that the Corporation’s ICFR were effective as at December 31, 2015 and expect to certify the Corporation’s annual filings with the U.S. Securities and Exchange Commission on Form 40-F, as required by the United States Sarbanes-Oxley Act.

In July 2015, we initiated the first phase of the centralization of the accounting function within our Shared Services Centre and we ensured that appropriate internal control measures had been established and maintained with respect to financial reporting. With the exception of the above, during the quarter ended December 31, 2015, no changes to the Corporation’s ICFR have materially affected, or are reasonably likely to materially affect, its ICFR.

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RISK FACTORS

As part of its ongoing business operations, the Corporation is exposed to certain market risks, including risks ensuing from changes in selling prices for its principal products, costs of raw materials, interest rates and foreign currency exchange rates, all of which impact the Corporation’s financial position, operating results and cash flows. The Corporation manages its exposure to these and other market risks through regular operating and financing activities, and, on a limited basis, through the use of derivative financial instruments. We use these derivative financial instruments as risk management tools, not for speculative investment purposes. The following is a discussion of key areas of business risks and uncertainties that we have identified, and our mitigating strategies. The risk areas below are listed in no particular order, as risks are evaluated based on both severity and probability. Readers are cautioned that the following is not an exhaustive list of all the risks we are exposed to, nor will our mitigation strategies eliminate all risks listed.

a)
The markets for some of the Corporation’s products tend to be cyclical in nature and prices for some of its products, as well as raw materials and energy costs, may fluctuate significantly, which can adversely affect its business, operating results, profitability and financial position.

The markets for some of the Corporation’s products, particularly containerboard and boxboard, are highly cyclical. As a result, prices for these types of products and for its two principal raw materials, recycled paper and virgin fibre, have fluctuated significantly in the past and will likely continue to fluctuate significantly in the future, principally due to market imbalances between supply and demand. Demand is heavily influenced by the strength of the global economy and the countries or regions in which Cascades does business, particularly Canada and the United States, the Corporation’s two primary markets. Demand is also influenced by fluctuations in inventory levels held by customers and by consumer preferences. Supply depends primarily on industry capacity and capacity utilization rates. In periods of economic weakness, reduced spending by consumers and businesses results in decreased demand, which can potentially cause downward price pressure. Industry participants may also, at times, add new capacity or increase capacity utilization rates, potentially causing supply to exceed demand and exerting downward price pressure. Depending on market conditions and related demand, Cascades may have to take market-related downtime. In addition, the Corporation may not be able to maintain current prices or implement additional price increases in the future. If Cascades is unable to do so, its revenues, profitability and cash flows could be adversely affected. In addition, other participants may introduce new capacity or increase capacity utilization rates, which could also adversely affect the Corporation’s business, operating results and financial position. Prices for recycled and virgin fibre also fluctuate considerably. The costs of these materials present a potential risk to the Corporation’s profit margins, in the event that it is unable to pass along price increases to its customers on a timely basis. Although changes in the price of recycled fibre generally correlate with changes in the price of products made from recycled paper, this may not always be the case. If Cascades wasn’t able to implement increases in the selling prices for its products to compensate for increases in the price of recycled or virgin fibre, the Corporation’s profitability and cash flows would be adversely affected. In addition, Cascades uses energy, mainly natural gas and fuel oil, to generate steam, which it then uses in the production process and to operate machinery. Energy prices, particularly for natural gas and fuel oil, have continued to remain very volatile. Cascades continues to evaluate its energy costs and consider ways to factor energy costs into its pricing. However, should energy prices increase, the Corporation’s production costs, competitive position and operating results would be adversely affected. A substantial increase in energy costs would adversely affect the Corporation’s operating results and could have broader market implications that could further adversely affect the Corporation’s business or financial results.

To mitigate price risk, our strategies include the use of various derivative financial instrument transactions, whereby it sets the price for notional quantities of old corrugated containers, electricity and natural gas.

Additional information on our North American electricity and natural gas hedging programs as at December 31, 2015 is set out below:

NORTH AMERICAN ELECTRICITY HEDGING

	UNITED STATES	CANADA
Electricity consumption	40%	60%
Electricity consumption in a regulated market	56%	66%
% of consumption hedged in a de-regulated market (2016)	28%	—%
Average prices (2016 - 2017) (in US$, per KWh)	$0.04	$—
Fair value as at December 31, 2015 (in millions of CAN$)	$(1)	$—

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NORTH AMERICAN NATURAL GAS HEDGING

	UNITED STATES	CANADA
Natural gas consumption	44%	56%
% of consumption hedged (2016)	36%	61%
Average prices (2016 - 2020) (in US$, per mmBTU) (in CAN$, per GJ)	$3.96	$3.91
Fair value as at December 31, 2015 (in millions of CAN$)	$(6.9)	$(9.6)

b)
Cascades faces significant competition and some of its competitors may have greater cost advantages or be able to achieve greater economies of scale, or be able to better withstand periods of declining prices and adverse operating conditions, which could negatively affect the Corporation’s market share and profitability.

The markets for the Corporation’s products are highly competitive. In some of the markets in which Cascades competes, such as tissue papers, it competes with a small number of other producers. In some businesses, such as the containerboard industry, competition tends to be global. In others, such as the tissue industry, competition tends to be regional. In the Corporation’s packaging products segment, it also faces competition from alternative packaging materials, such as vinyl, plastic and Styrofoam, which can lead to excess capacity, decreased demand and pricing pressures. Competition in the Corporation’s markets is primarily based on price, as well as customer service and the quality, breadth and performance characteristics of its products. The Corporation’s ability to compete successfully depends on a variety of factors, including:

•	its ability to maintain high plant efficiencies, operating rates and lower manufacturing costs

•	the availability, quality and cost of raw materials, particularly recycled and virgin fibre, and labour, and

•	the cost of energy.

Some of the Corporation’s competitors may, at times, have lower fibre, energy and labour costs, and less restrictive environmental and governmental regulations to comply with than Cascades does. For example, fully integrated manufacturers, which are those whose requirements for pulp or other fibre are met fully from their internal sources, may have some competitive advantages over manufacturers that are not fully integrated, such as Cascades, in periods of relatively high raw materials pricing, in that the former are able to ensure a steady source of these raw materials at costs that may be lower than prices in the prevailing market. In contrast, competitors that are less integrated than Cascades may have cost advantages in periods of relatively low pulp or fibre prices because they may be able to purchase pulp or fibre at prices lower than the costs the Corporation incurs in the production process. Other competitors may be larger in size or scope than Cascades, which may allow them to achieve greater economies of scale on a global basis or to better withstand periods of declining prices and adverse operating conditions. In addition, there has been an increasing trend among the Corporation’s customers towards consolidation. With fewer customers in the market for the Corporation’s products, the strength of its negotiating position with these customers could be weakened, which could have an adverse effect on its pricing, margins and profitability.

To mitigate competition risk, Cascades’ targets are to offer quality products that meet customers’ needs at competitive prices and to provide good customer service.

c)
Because of the Corporation’s international operations, it faces political, social and exchange rate risks that can negatively affect its business, operating results, profitability and financial condition.

Cascades has customers and operations located outside Canada. In 2015, sales outside Canada, in Canadian dollars, represented approximately 63% of the Corporation’s consolidated sales, including 40% in the United States. In 2015, 28% of sales from Canadian operations were made to the United States.

The Corporation’s international operations present it with a number of risks and challenges, including:

•	the effective marketing of its products in other countries

•	tariffs and other trade barriers, and

•	different regulatory schemes and political environments applicable to the Corporation’s operations, in areas such as environmental and health and safety compliance.

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In addition, the Corporation’s consolidated financial statements are reported in Canadian dollars, while a portion of its sales is made in other currencies, primarily the U.S. dollar and the euro. The appreciation of the Canadian dollar against the U.S. dollar over the last few years has adversely affected the Corporation’s reported operating results and financial condition. This had a direct impact on export prices and also contributed to reducing Canadian dollar prices in Canada, because several of the Corporation’s product lines are priced in U.S. dollars. However, a substantial portion of the Corporation’s debt is also denominated in currencies other than the Canadian dollar. The Corporation has senior notes outstanding and also some borrowings under its credit facility that are denominated in U.S. dollars and in euros, in the amounts of US$956 million and €97 million respectively as at December 31, 2015.

Moreover, in some cases, the currency of the Corporation’s sales does not match the currency in which it incurs costs, which can negatively affect the Corporation’s profitability. Fluctuations in exchange rates can also affect the relative competitive position of a particular facility, where the facility faces competition from non-local producers, as well as the Corporation’s ability to successfully market its products in export markets. As a result, if the Canadian dollar were to remain permanently strong compared to the U.S. dollar and the euro, it could affect the profitability of the Corporation’s facilities, which could lead Cascades to shut down facilities either temporarily or permanently, all of which could adversely affect its business or financial results. To mitigate the risk of currency rises from future commercial transactions, recognized assets and liabilities, and net investments in foreign operations, which are partially covered by purchases and debt, Management has implemented a policy for managing foreign exchange risk against the relevant functional currency.

The Corporation uses various foreign exchange forward contracts and related currency option instruments to anticipate sales net of purchases, interest expenses and debt repayment. Gains or losses from the derivative financial instruments designated as hedges are recorded under “Other comprehensive income (loss)” and are reclassified under earnings in accordance with the hedge items.

Additional information on our North American foreign exchange hedging program is set out below:

NORTH AMERICAN FOREIGN EXCHANGE HEDGING 1

Sell contracts and currency options on net exposure to $US:	2016	2017	2018
Total amount (in millions of US$)	$ 45 to 90	$ 35 to 60	$ 5 to 20
Estimated % of sales, net of expenses from Canadian operations (excluding subsidiaries with non-controlling interest)	27% to 54%	21% to 36%	3% to 12%
Average rate (US$/CAN$)	0.875 to 0.855	0.789 to 0.779	0.730 to 0.704
Fair value as at December 31, 2015 (in millions of CAN$)	$(19)	$(6)	$(1)

1	See Note 26 of the audited consolidated financial statements for more details on derivatives.

d) The Corporation’s operations are subject to comprehensive environmental regulations and involve expenditures that may be material in relation to its operating cash flow.

The Corporation is subject to environmental laws and regulations imposed by the various governments and regulatory authorities in all countries in which it operates. These environmental laws and regulations impose stringent standards on the Corporation regarding, among other things:

•	air emissions

•	water discharges

•	use and handling of hazardous materials

•	use, handling and disposal of waste, and

•	remediation of environmental contamination.

The Corporation is also subject to the U.S. Federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) as well as to other applicable legislation in the United States, Canada and Europe that holds companies accountable for the investigation and remediation of hazardous substances. The Corporation’s European subsidiaries are also subject to the Kyoto Protocol, aimed at reducing worldwide CO2 emissions. Each unit has been allocated emission rights (“CO2 quotA”). On a calendar-year basis, the Corporation must buy the necessary credits to cover its deficit, on the open market, if its emissions are higher than quota.

The Corporation’s failure to comply with applicable environmental laws, regulations or permit requirements may result in civil or criminal fines, penalties or enforcement actions. These may include regulatory or judicial orders enjoining or curtailing operations, or requiring corrective measures, the installation of pollution control equipment or remedial actions, any of which could entail significant expenditures. It is difficult to predict the future development of such laws and regulations, or their impact on future earnings and operations, but these laws and regulations may require capital expenditures to ensure compliance. In addition, amendments to, or more stringent implementation of, current laws and regulations governing the Corporation’s operations could have a material adverse effect on its business, operating results or financial position. Furthermore, although Cascades generally tries to plan for capital expenditures relating to environmental and health and safety compliance on an annual basis, actual capital expenditures may exceed those estimates. In such an event, Cascades may be forced to curtail other capital

41

expenditures or other activities. In addition, the enforcement of existing environmental laws and regulations has become increasingly strict. The Corporation may discover currently unknown environmental problems or conditions in relation to its past or present operations, or may face unforeseen environmental liabilities in the future.

These conditions and liabilities may:

•	require site remediation or other costs to maintain compliance or correct violations of environmental laws and regulations, or

•	result in governmental or private claims for damage to person, property or the environment.

Either of these could have a material adverse effect on the Corporation’s financial condition or operating results.
Cascades may be subject to strict liability and, under specific circumstances, joint and several (solidary) liability for the investigation and remediation of soil, surface and groundwater contamination, including contamination caused by other parties, on properties that it owns or operates, and on properties where the Corporation or its predecessors have arranged for the disposal of regulated materials. As a result, the Corporation is involved from time to time in administrative and judicial proceedings and inquiries relating to environmental matters. The Corporation may become involved in additional proceedings in the future, the total amount of future costs and other environmental liabilities of which could be material.

To date, the Corporation is in compliance, in all material respects, with all applicable environmental legislation or regulations. However, we expect to incur ongoing capital and operating expenses in order to achieve and maintain compliance with applicable environmental requirements.

EMISSIONS MARKET
The Corporation is exposed to the emissions trading market and has to hold carbon credits equivalent to its emissions. Depending on circumstances, the Corporation may have to buy credits on the market or could sell some in the future. These transactions would have no significant effect on the financial position of the Corporation and it is not anticipated that it will change in the future.

e) Cascades may be subject to losses that might not be covered in whole or in part by its insurance coverage.

Cascades carries comprehensive liability, fire and extended coverage insurance on most of its facilities, with policy specifications and insured limits customarily carried in its industry for similar properties. The cost of the Corporation’s insurance policies has increased over the past few years. In addition, some types of losses, such as losses resulting from wars, acts of terrorism or natural disasters, are generally not insured because they are either uninsurable or not economically practical. Moreover, insurers have recently become more reluctant to insure against these types of events. Should an uninsured loss or a loss in excess of insured limits occur, Cascades could lose capital invested in that property, as well as the anticipated future revenues derived from the manufacturing activities conducted on that property, while remaining obligated for any mortgage indebtedness or other financial obligations related to the property. Any such loss could adversely affect its business, operating results or financial condition.

To mitigate the risk subject to insurance coverage, the Corporation reviews its strategy annually with the Board of Directors and is seeking different alternatives to achieve more efficient forms of insurance coverage at the lowest costs possible.

f) Labour disputes could have a material adverse effect on the Corporation’s cost structure and ability to run its mills and plants.

As at December 31, 2015, the Corporation had approximately 10,700 employees, of whom approximately 9,000 were employees of its Canadian and United States operations. Approximately 29% of the Corporation’s Canadian and United States employees are unionized under 26 separate collective bargaining agreements. In addition, in Europe, some of the Corporation’s operations are subject to national industry collective bargaining agreements that are renewed on an annual basis. The Corporation’s inability to negotiate acceptable contracts with these unions upon expiration of an existing contract could result in strikes or work stoppages by the affected workers, and increased operating costs as a result of higher wages or benefits paid to union members. If the unionized workers were to engage in a strike or another form of work stoppage, Cascades could experience a significant disruption in operations or higher labour costs, which could have a material adverse effect on its business, financial condition, operating results and cash flow. Of the Corporation’s 26 collective bargaining agreements in North America, 2 are expired and are currently under negociation, 4 will expire in 2016 and 6 more in 2017.

The Corporation generally begins the negotiation process several months before agreements are due to expire and is currently in the process of negotiating with the unions where the agreements have expired or will soon expire. However, Cascades may not be successful in negotiating new agreements on satisfactory terms, if at all.

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g) Cascades may make investments in entities that it does not control and may not receive dividends or returns from those investments in a timely fashion or at all.

Cascades has established joint ventures, made investments in associates and acquired significant participations in subsidiaries in order to increase its vertical integration, enhance customer service and increase efficiencies in its marketing and distribution in the United States and other markets. The Corporation’s principal joint ventures, associates and significant participations in subsidiaries are:

•
three 50%-owned joint ventures with Sonoco Products Corporation, of which two are in Canada and one in the United States, that produce specialty paper packaging products such as headers, rolls and wrappers

•
a 20.29% interest in Boralex Inc., a Canadian public corporation and a major electricity producer whose core business is the development and operation of power stations that generate renewable energy, with operations in Canada, the North-eastern United States and France.

•	a 57.61%-owned subsidiary, RdM, a European manufacturer of recycled boxboard, and

•	a 59.7% interest in Greenpac Mill LLC, an American corporation that manufactures a light-weight linerboard made with 100% recycled fibres.

Apart RdM, Cascades does not have effective control over these entities. The Corporation’s inability to control entities in which it invests may affect its ability to receive distributions from those entities or to fully implement its business plan. The incurrence of debt or entrance into other agreements by an entity not under the Corporation’s control may result in restrictions or prohibitions on that entity’s ability to pay distributions to the Corporation. Even where these entities are not restricted by contract or by law from paying dividends or making distributions to Cascades, the Corporation may not be able to influence the payout or timing of these dividends or distributions. In addition, if any of the other investors in a non-controlled entity fails to observe its commitments, the entity may not be able to operate according to its business plan or Cascades may be required to increase its level of commitment. If any of these events were to transpire, the Corporation’s business, operating results, financial condition and ability to make payments on the notes could be adversely affected.

In addition, the Corporation has entered into various shareholder agreements relating to its joint ventures and equity investments. Some of these agreements contain “Shotgun” provisions, which provide that if one Shareholder offers to buy all the shares owned by the other parties to the agreement, the other parties must either accept the offer or purchase all the shares owned by the offering Shareholder at the same price and conditions. Some of the agreements also stipulate that, in the event that a Shareholder is subject to bankruptcy proceedings or otherwise defaults on any indebtedness, the non-defaulting parties to that agreement are entitled to invoke the ’’shotgun’’ provision or sell their shares to a third party. The Corporation’s ability to purchase the other Shareholders’ interests in these joint ventures if they were to exercise these ’’shotgun’’ provisions could be limited by the covenants in the Corporation’s credit facility and the indenture. In addition, Cascades may not have sufficient funds to accept the offer or the ability to raise adequate financing should the need arise, which could result in the Corporation having to sell its interests in these entities or otherwise alter its business plan.

h) Acquisitions have been, and are expected to continue to be, a substantial part of the Corporation’s growth strategy, which could expose the Corporation to difficulties in integrating the acquired operation, diversion of management time and resources, and unforeseen liabilities, among other business risks.

Acquisitions have been a significant part of the Corporation’s growth strategy. Cascades expects to continue to selectively seek strategic acquisitions in the future. The Corporation’s ability to consummate and to effectively integrate any future acquisitions on terms that are favourable to it may be limited by the number of attractive acquisition targets, internal demands on its resources and, to the extent necessary, its ability to obtain financing on satisfactory terms, if at all. Acquisitions may expose the Corporation to additional risks, including:

•	difficulty in integrating and managing newly acquired operations, and in improving their operating efficiency

•	difficulty in maintaining uniform standards, controls, procedures and policies across all of the Corporation’s businesses

•	entry into markets in which Cascades has little or no direct prior experience

•	the Corporation’s ability to retain key employees of the acquired corporation

•	disruptions to the Corporation’s ongoing business, and

•	diversion of management time and resources.

In addition, future acquisitions could result in Cascades’ incurring additional debt to finance the acquisition or possibly assuming additional debt as part of it, as well as costs, contingent liabilities and amortization expenses. The Corporation may also incur costs and divert Management’s attention for potential acquisitions that are never consummated. For acquisitions Cascades does consummate, expected synergies may not materialize. The Corporation’s failure to effectively address any of these issues could adversely affect its operating results, financial condition and ability to service debt, including its outstanding senior notes.

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Although Cascades generally performs a due diligence investigation of the businesses or assets that it acquires, and anticipates continuing to do so for future acquisitions, the acquired business or assets may have liabilities that Cascades fails or is unable to uncover during its due diligence investigation and for which the Corporation, as a successor owner, may be responsible. When feasible, the Corporation seeks to minimize the impact of these types of potential liabilities by obtaining indemnities and warranties from the seller, which may in some instances be supported by deferring payment of a portion of the purchase price. However, these indemnities and warranties, if obtained, may not fully cover the liabilities because of their limited scope, amount or duration, or the financial resources of the indemnitor or warrantor, or for other reasons.

i)	The Corporation undertakes impairment tests, which could result in a write-down of the value of assets and, as a result, have a material adverse effect.

IFRS requires that Cascades regularly undertake impairment tests of long-lived assets and goodwill to determine whether a write-down of such assets is required. A write-down of asset value as a result of impairment tests would result in a non-cash charge that reduces the Corporation’s reported earnings. Furthermore, a reduction in the Corporation’s asset value could have a material adverse effect on the Corporation’s compliance with total debt-to-capitalization tests under its current credit facilities and, as a result, limit its ability to access further debt capital.

j) Certain Cascades insiders collectively own a substantial percentage of the Corporation’s common shares.

Messrs. Bernard, Laurent and Alain Lemaire (“the Lemaires”) collectively own 29.9% of the common shares as at December 31, 2015, and there may be situations in which their interests and the interests of other holders of common shares will not be aligned. Because the Corporation’s remaining common shares are widely held, the Lemaires may be effectively able to:

•	elect all of the Corporation’s directors and, as a result, control matters requiring Board approval

•	control matters submitted to a Shareholder vote, including mergers, acquisitions and consolidations with third parties, and the sale of all or substantially all of the Corporation’s assets, and

•	otherwise control or influence the Corporation’s business direction and policies.

In addition, the Lemaires may have an interest in pursuing acquisitions, divestitures or other transactions that, in their judgment, could enhance the value of their equity investment, even though the transactions might involve increased risk to the holders of the common shares.

k) If Cascades is not successful in retaining or replacing its key personnel, particularly if the Lemaires do not stay active in the
Corporation’s business, its business, financial condition or operating results could be adversely affected.

Although Cascades believes that the Lemaires will remain active in the business and that Cascades will continue to be able to attract and retain other talented personnel and replace key personnel should the need arise, competition in recruiting replacement personnel could be significant. Cascades does not carry key-man insurance on the Lemaires or on any other members of its senior management.

l)	Risks relating to the Corporation’s indebtedness and liquidity.

The significant amount of the Corporation’s debt could adversely affect its financial health and prevent it from fulfilling its obligations under its outstanding indebtedness. The Corporation has a significant amount of debt. As of December 31, 2015, it had $1,721 million in outstanding total debt on a consolidated basis, including capital-lease obligations. The Corporation also had $499 million available under its revolving credit facility. On the same basis, its consolidated ratio of net debt to total equity as of December 31, 2015 was 64.1%. The Corporation’s actual financing expense, including interest on employees’ future benefits, was $97 million, excluding the loss on refinancing of long-term debt, for 2015. Cascades also has significant obligations under operating leases, as described in its audited consolidated financial statements that are incorporated by reference herein.

On July 7, 2015, the Corporation entered into an agreement with its lenders to extend and amend its existing $750 million credit facility. The amendment provides that the term of the facility is extended to July 2019, and that the applicable pricing grid is slightly lowered to better reflect market conditions. The other existing financial conditions were essentially unchanged.

In 2015, the Corporation issued US$250 million ($305 million) aggregate principal amount of 5.75% senior notes due in 2023. The Corporation used the proceeds from this offering of notes to repurchase a total of US$250 million aggregate principal amount of 7.875% senior notes due in 2020 for a total consideration of US$250 million ($305 million). The Corporation also paid premiums of US$11 million ($13 million) to repurchase the 2020 notes as well as fees and expenses in connection with the offering and the tender offer totalling $5 million. The refinancing of these notes reduces our future interest expense by approximately US$6 million annually.

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In 2014, we refinanced our 7.75% unsecured senior notes of US$500 million ($540 million) and $200 million, due in 2017 and in 2016, respectively. The Corporation issued 5.50% unsecured senior notes of US$550 million ($596 million), due in 2022, and 5.50% unsecured senior notes of $250 million, due in 2021. We allocated the proceeds of these new notes to repurchase the US$500 million ($540 million) notes due in 2017 and the $200 million notes due in 2016. The remaining amounts (US$50 million ($56 million) and $50 million) were used to pay a premium totalling $31 million plus refinancing costs of $13 million and to reduce our credit facility utilization. The refinancing of these notes reduces our future interest expense by approximately US$8 million and $6 million annually.

The Corporation has outstanding senior notes rated by Moody’s Investor Service (“Moody’s”) and Standard & Poor’s (“S&P”).

The following table reflects the Corporation’s secured debt rating/corporate rating/unsecured debt rating as at the date on which this MD&A was approved by the Board of Directors, and the evolution of these ratings compared to past years:

Credit rating (outlook)	MOODY’S	STANDARD & POOR’S
2004	Ba1/Ba2/Ba3 (stable)	BBB-/BB+/BB+ (negative)
2005 - 2006	Ba1/Ba2/Ba3 (stable)	BB+/BB/BB- (negative)
2007	Baa3/Ba2/Ba3 (stable)	BBB-/BB/BB- (stable)
2008	Baa3/Ba2/Ba3 (negative)	BB+/BB-/B+ (negative)
2009 - 2010	Baa3/Ba2/Ba3 (stable)	BB+/BB-/B+ (stable)
2011	Baa3/Ba2/Ba3 (stable)	BB+/BB-/B+ (positive)
2012	Baa3/Ba2/Ba3 (stable)	BB+/BB-/B+ (negative)
2013	Baa3/Ba2/Ba3 (stable)	BB/B+/B (stable)
2014	Baa3/Ba2/Ba3 (stable)	BB/B+/B+ (stable)
2015	Baa3/Ba2/Ba3 (stable)	BB/B+/B+ (stable)

This facility is in place with a core group of highly rated international banks. The Corporation may decide to enter into certain derivative instruments to reduce interest rates and foreign exchange exposure.

The Corporation’s leverage could have major consequences for holders of its common shares. For example, it could:

•	make it more difficult for the Corporation to satisfy its obligations with respect to its indebtedness

•
increase the Corporation’s vulnerability to competitive pressures and to general adverse economic or market conditions, and require it to dedicate a substantial portion of its cash flow from operations to servicing debt, reducing the availability of its cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes

•	limit its flexibility in planning for, or reacting to, changes in its business and industry, and

•	limit its ability to obtain additional sources of financing.

Cascades may incur additional debt in the future, which would intensify the risks it now faces as a result of its leverage as described above. Even though we are substantially leveraged, we and our subsidiaries will be able to incur substantial additional indebtedness in the future. Although our credit facility and the indentures governing the notes restrict us and our restricted subsidiaries from incurring additional debt, these restrictions are subject to important exceptions and qualifications. If we or our subsidiaries incur additional debt, the risks that we and they now face as a result of our leverage could intensify.

The Corporation’s operations are substantially restricted by the terms of its debt, which could limit its ability to plan for or react to market conditions, or to meet its capital needs. The Corporation’s credit facilities and the indenture governing its senior notes include a number of significant restrictive covenants. These covenants restrict, among other things, the Corporation’s ability to:

•	borrow money

•	pay dividends on stock or redeem stock or subordinated debt

•	make investments

•	sell assets, including capital stock in subsidiaries

•	guarantee other indebtedness

•	enter into agreements that restrict dividends or other distributions from restricted subsidiaries

•	enter into transactions with affiliates

•	create or assume liens

•	enter into sale and leaseback transactions

•	engage in mergers or consolidations, and

•	enter into a sale of all or substantially all of our assets.

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These covenants could limit the Corporation’s ability to plan for or react to market conditions, or to meet its capital needs. The Corporation’s current credit facility contains other, more restrictive covenants, including financial covenants that require it to achieve certain financial and operating results, and maintain compliance with specified financial ratios. The Corporation’s ability to comply with these covenants and requirements may be affected by events beyond its control, and it may have to curtail some of its operations and growth plans to maintain compliance.

The restrictive covenants contained in the Corporation’s senior note indenture, along with the Corporation’s credit facility, do not apply to its subsidiaries with non-controlling interest.

The Corporation’s failure to comply with the covenants contained in its credit facility or its senior note indenture, including as a result of events beyond its control or due to other factors, could result in an event of default that could cause accelerated repayment of the debt. If Cascades is not able to comply with the covenants and other requirements contained in the indenture, its credit facility or its other debt instruments, an event of default under the relevant debt instrument could occur. If an event of default does occur, it could trigger a default under its other debt instruments, Cascades could be prohibited from accessing additional borrowings and the holders of the defaulted debt could declare amounts outstanding with respect to that debt, which would then be immediately due and payable. The Corporation’s assets and cash flow may not be sufficient to fully repay borrowings under its outstanding debt instruments. In addition, the Corporation may not be able to re-finance or re-structure the payments on the applicable debt. Even if the Corporation were able to secure additional financing, it may not be available on favourable terms. A significant or prolonged downtime in general business and difficult economic conditions may affect the Corporation’s ability to comply with its covenants, and could require it to take actions to reduce its debt or to act in a manner contrary to its current business objectives.

m) Cascades is a holding corporation and depends on its subsidiaries to generate sufficient cash flow to meet its debt service obligations.

Cascades is structured as a holding corporation, and its only significant assets are the capital stock or other equity interests in its subsidiaries, joint ventures and minority investments. As a holding corporation, Cascades conducts substantially all of its business through these entities. Consequently, the Corporation’s cash flow and ability to service its debt obligations are dependent on the earnings of its subsidiaries, joint ventures and minority investments, and the distribution of those earnings to Cascades, or on loans, advances or other payments made by these entities to Cascades. The ability of these entities to pay dividends or make other payments or advances to Cascades will depend on their operating results and will be subject to applicable laws and contractual restrictions contained in the instruments governing their debt. In the case of the Corporation’s joint ventures and minority investments, Cascades may not exercise sufficient control to cause distributions to itself. Although its credit facility and the indenture, respectively, limit the ability of its restricted subsidiaries to enter into consensual restrictions on their ability to pay dividends and make other payments to the Corporation, these limitations do not apply to its joint ventures or minority investments. The limitations are also subject to important exceptions and qualifications. The ability of the Corporation’s subsidiaries to generate cash flow from operations that is sufficient to allow the Corporation to make scheduled payments on its debt obligations will depend on their future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of the Corporation’s control. If the Corporation’s subsidiaries do not generate sufficient cash flow from operations to satisfy the Corporation’s debt obligations, Cascades may have to undertake alternative financing plans, such as re-financing or re-structuring its debt, selling assets, reducing or delaying capital investments, or seeking to raise additional capital. Re-financing may not be possible, and any assets may not be able to be sold, or, if they are sold, Cascades may not realize sufficient amounts from those sales. Additional financing may not be available on acceptable terms, if at all, or the Corporation may be prohibited from incurring it, if available, under the terms of its various debt instruments in effect at the time. The Corporation’s inability to generate sufficient cash flow to satisfy its debt obligations, or to re-finance its obligations on commercially reasonable terms, would have an adverse effect on its business, financial condition and operating results. The earnings of the Corporation’s operating subsidiaries and the amount that they are able to distribute to the Corporation as dividends or otherwise may not be adequate for the Corporation to service its debt obligations.

n) Risks related to the common shares.

The market price of the common shares may fluctuate, and purchasers may not be able to re-sell the common shares at or above the purchase price. The market price of the common shares may fluctuate due to a variety of factors relative to the Corporation’s business, including announcements of new developments, fluctuations in the Corporation’s operating results, sales of the common shares in the marketplace, failure to meet analysts’ expectations, general conditions in all of our segments or the worldwide economy. In recent years, the common shares, the stock of other companies operating in the same sectors and the stock market in general have experienced significant price fluctuations, which have been unrelated to the operating performance of the affected companies. There can be no assurance that the market price of the common shares will not continue to experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation’s performance.

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o)	Cash-flow and fair-value interest rate risks.

As the Corporation has no significant interest-bearing assets, its earnings and operating cash flows are substantially independent of changes in market interest rates.

The Corporation’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Corporation to a cash-flow interest rate risk. Borrowings issued at a fixed rate expose the Corporation to a fair-value interest rate risk.

p) Credit risk.

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions. The Corporation reduces this risk by dealing with creditworthy financial institutions.

The Corporation is exposed to credit risk on accounts receivable from its customers. In order to reduce this risk, the Corporation’s credit policies include the analysis of a customer’s financial position and a regular review of its credit limits. The Corporation also believes that no particular concentration of credit risks exists due to the geographic diversity of its customers and the procedures in place for managing commercial risks. Derivative financial instruments include an element of credit risk, should the counterparty be unable to meet its obligations.

q) Enterprise Resource Planning (ERP) implementation.

The Corporation decided to modernize its financial information system with the implementation of an integrated Enterprise Resource Planning (ERP) system. The Corporation identified the risks associated with said project and adopted a step-by-step plan to address any risks related to the implementation process. The Corporation dedicated a project team, required corporate oversight with the appropriate skills and knowledge, and retained the services of consultants to provide expertise and training. Supported by senior management and key personnel, the Corporation undertook a detailed analysis of its requirements during 2010 and, in November of 2010, successfully completed a pilot project in one of its plants. The project team then finalized a detailed blueprint for its manufacturing and some of its converting operations, and began implementing the solution in its business units in 2012. The implementation stage is still ongoing as the Corporation reviews its internal processes at the same time, to maximize the realization of benefits and reduce risks.

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